





ANOTHER STEP FORWARD

TABLE OF CONTENTS



CAMCO FINANCIAL CORPORATION - HEADQUARTERS

814 Wheeling Avenue
Cambridge, OH 43725

BANKING OFFICES

OHIO

Cambridge - Downtown
814 Wheeling Avenue
Cambridge, OH 43725

Cambridge - N. 11th Street
175 N. 11th Street
Cambridge, OH 43725

Belpre
1925 Washington Boulevard
Belpre, OH 45714

Byesville
209 Seneca Avenue
Byesville, OH 43723

Cincinnati - Westwood Area
3002 Harrison Avenue
Cincinnati, OH 45211

Cincinnati - Mason
6360 Tylersville Road
Mason, OH 45040

Cincinnati - Mt. Adams
1111 St. Gregory Street
Cincinnati, OH 45202

Dover
547 S. James Street
Dover, OH 44662

Germantown
1 North Plum Street
Germantown, OH 45327

London - Downtown
2 East High Street
London, OH 43140

London - Eagleton Center
1104 Eagleton Center
London, OH 43140

Marietta - Downtown
226 Third Street
Marietta, OH 45750

Marietta - Lafayette Center
478 Pike Street
Marietta, OH 45750

New Lebanon
675 W. Main Street
New Lebanon, OH 45345

Uhrichsville
327 E. Third Street
Uhrichsville, OH 44683

Washington Court House -
Downtown
134 E. Court Street
Washington Court House, OH 43160

Washington Court House
1050 Washington Avenue
Washington Court House, OH 43160

Westerville–Polaris
440 Polaris Parkway, Suite 250
Westerville, OH 43082

KENTUCKY

Covington
401-7 Pike Street
Covington, KY 41011

Florence
7550 Dixie Highway
Florence, KY 41042

Ft. Mitchell
2497 Dixie Highway
Ft. Mitchell, KY 41017

WEST VIRGINIA

Vienna
1500 Grand Central Avenue
Vienna, WV 26105

2012 Board of Directors

James E. Huston, Chairman/CEO/President, Camco Financial Corporation (4, 5)
James D. Douglas, JRC Advisor Services (2, 3, 4, 5, 6)
Andrew S. Dix, Publisher, The Daily Jeffersonian (1, 2, 6)
Terry A. Feick, Retired, Superintendent, Washington Court House City Schools (2, 6)
Edward D. Goodyear, Treasurer, Agricultural Lands, Inc. (1, 5, 6)
Carson K. Miller, Retired President, Washington State Community College (2, 4, 6)
Jeffrey T. Tucker, Lead Director, CPA, Tucker & Tucker, CPAs, LLC (3, 4, 5, 6)
J. Timothy Young, Senior Vice President, Hamilton Capital Management, Inc. (1, 3, 6)

2012 Board Committees

(1) Audit & Risk Management Committee
Edward D. Goodyear, Chair
(2) Compensation Committee
James D. Douglas, Chair
(3) Corporate Governance and Nominating Committee
Jeffrey T. Tucker, Chair
(4) Executive Loan Committee
Troy D. Greenwalt, Co-Chair, Laurence S. Christ, Co-Chair
(5) Executive Committee
James E. Huston, Chair
(6) Compliance Oversight Committee
Carson K. Miller, Chair

2012 Senior Management

James E. Huston, Chairman/CEO/President
John E. Kirksey, Senior Vice President, Chief Financial Officer
David S. Caldwell, Senior Vice President, Retail Banking, Corporate Secretary
Laurence S. Christ, Senior Vice President, Chief Credit Officer
Mark A. Olson, Senior Vice President, Residential and Consumer Lending
Edward A. Wright, Senior Vice President, Operations, Information Services
James W. Chugg, Senior Vice President, Director of Human Resources
Troy D. Greenwalt, Senior Vice President, Chief Lending Officer

Dear Fellow Stockholders,

I am pleased to report that 2011 was a year that saw our company take another step forward in improving our overall financial strength including reporting pre-tax earnings of $758,000. While economic, real estate and housing challenges remain; we are seeing the benefits of our relentless approach in managing these challenges of reducing classified assets and delinquencies, while remaining focused on our core business of community banking.

We continue our pursuit to look for new and innovative ways to service customers and prospects in a manner that continues to allow us to be viewed as a community bank while delivering a full menu of financial products and services. Two examples of this include the partnership we created with Stratos Wealth Partners and LPL Financial to offer wealth and financial advisory services under the name of Advantage Wealth Partners. We also launched Online Statements for our customers to obtain their banking statements in a safe and secure manner through our internet banking channel. We will continue this pursuit and are currently evaluating other alternative means to leverage technology to make banking easier and more convenient for our customers.

During 2011, we also made great strides and progress improving in areas that have a direct impact on our profitability. In addition to the earnings referenced above, we were able to improve our classified assets from $54.0 million to $40.6 million year over year, while at the same time decreasing our non-performing assets from $33.779 million to $24.918 million. Additionally, our Net Interest Margin increased from 3.50% to 3.66% while not increasing non interest expenses from 2010. We also accomplished the above while remaining responsive to our customers as evidenced by growing our core deposits by $36.8 million, generating $109.8 million of quality commercial loans and producing and closing a combined $91.8 million of consumer and residential real estate loans for our company.

As we begin 2012, we do so with many reasons for renewed optimism. This includes a great team of dedicated bankers who remain committed to our customers and our communities. We also have a well positioned strategic plan to continue to improve asset quality and earnings, while delivering quality customer service in a manner that helps grow core deposits and quality lending relationships. Recently implemented initiatives, along with those planned in 2012 will help us continue to deliver profitable results and an improved value for customers and stockholders.



Sincerely,

James E. Huston
Chairman, Chief Executive Officer and President

STOCKHOLDER INFORMATION

QUESTIONS OR INFORMATION

Questions or inquiries regarding Camco Financial Corporation should be directed to:

James E. Huston, Chairman/CEO/President
Camco Financial Corporation
814 Wheeling Avenue
Cambridge, Ohio 43725
740-435-2020
E-mail: schorey@advantagebank.com

TRANSFER AGENT AND REGISTRAR

Communications regarding change of address, transfer of shares, lost certificates and dividends should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800-368-5948

NASDAQ SYMBOL – CAFI

Internet Home Page Address: www.camcofinancial.com

ANNUAL REPORT ON FORM 10-K

The Camco Financial Corporation Annual Report on Form 10-K filed with the Securities and Exchange Commission and the Code of Ethics are available on Camco's website or free of charge upon written request directed to:

Camco Financial Corporation
John E. Kirksey
Chief Financial Officer
814 Wheeling Avenue
Cambridge, Ohio 43725
740-435-2020
Fax: 740-435-2021
E-mail: ir@advantagebank.com

Selected Consolidated Financial Data.

The following tables set forth certain information concerning the consolidated financial position and results of operations of Camco for the periods indicated. This selected consolidated financial data should be read in conjunction with the consolidated financial statements appearing elsewhere in this report.

SELECTED CONSOLIDATED FINANCIAL DATA:

As of December 31:	2011	2010	2009	2008	2007
			(In thousands)		
Total amount of:					
Assets	$767,018	$814,966	$842,655	$1,000,446	$1,023,261
Interest-bearing deposits in other financial institutions	21,954	15,971	17,663	35,272	5,432
Securities available for sale—at market	17,845	30,768	55,950	85,352	88,919
Securities held to maturity	3,083	3,948	2,113	13,406	2,769
Loans receivable—net [1]	647,267	670,048	659,497	758,826	815,271
Deposits	629,259	651,816	659,902	723,956	692,184
FHLB advances and other borrowings	80,285	104,464	109,232	183,833	220,981
Stockholders' equity	45,605	46,103	60,514	71,700	88,634

SELECTED CONSOLIDATED OPERATING DATA:

For the year ended December 31:	2011	2010	2009	2008	2007
		(In thousands, except per share data)			
Total interest income	$36,237	$ 40,821	$ 44,724	$ 56,783	$64,877
Total interest expense	10,374	14,434	20,594	30,974	36,421
Net interest income	25,863	26,387	24,130	25,809	28,456
Provision for losses on loans	2,279	18,460	21,792	14,793	1,495
Net interest income after provision for losses on loans	23,584	7,927	2,338	11,016	26,961
Other income	6,498	7,364	8,261	3,708	6,588
General, administrative and other expense	29,324	29,332	28,113	28,481	26,985
Goodwill Impairment	—	—	—	6,683	—
Earnings (loss) before federal income taxes (credits)	758	(14,041)	(17,514)	(20,440)	6,266
Federal income taxes (credits)	544	518	(6,297)	(5,116)	1,765
Net earnings (loss)	$ 214	$(14,559)	$(11,217)	$(15,324)	$ 4,501
Earnings (loss) per share:					
Basic	$ 0.03	$ (2.02)	$ (1.56)	$ (2.14)	$ .61
Diluted [2]	$ 0.03	$ (2.02)	$ (1.56)	$ (2.14)	$ .61
Dividends declared per share	$0.0000	$ 0.0000	$ 0.0200	$ 0.2625	$0.6000
Return on average assets [3]	0.03%	(1.72)%	(1.20)%	(1.50)%	0.43%
Return on average equity [3]	0.47%	(26.39)%	(15.73)	(17.93)	4.98
Average equity to average assets [3]	5.80%	8.29	7.63	8.34	8.67
Dividend payout ratio [4]	N/A[5]	N/A[5]	N/A[5]	N/A[5]	98.36

(1) Includes loans held for sale.

(2) Represents a pro-forma presentation based upon net earnings from operations divided by weighted-average basic and diluted shares outstanding.

(3) Ratios are based upon the mathematical average of the balances at the end of each month.

(4) Represents dividends per share divided by basic earnings per share.

(5) Not meaningful.

Description of Business

Camco Financial Corporation ("Camco" or the "Corporation") is a bank holding company that was organized under Delaware law in 1970. Camco is engaged in the financial services business in Ohio, Kentucky and West Virginia, through its wholly-owned subsidiary, Advantage Bank, an Ohio bank ("Advantage" or the "Bank"). On March 31, 2011, Camco divested activities related to Camco Title Agency and decertified as a financial holding company. Camco remains a bank holding company and continues to be regulated by the Federal Reserve Board ("FRB").

Advantage is primarily regulated by the State of Ohio Department of Commerce, Division of Financial Institutions (the "Division"), and the Federal Deposit Insurance Corporation (the "FDIC"). Advantage is a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati, and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund (the "DIF") administered by the FDIC.

Advantage's lending activities include the origination of commercial real estate and business loans, consumer loans, and residential conventional fixed-rate and variable-rate mortgage loans for the acquisition, construction or refinancing of single-family homes located in Advantage's primary market areas. Advantage also originates construction and permanent mortgage loans on condominiums, two-to four-family, multi-family (over four units) and nonresidential properties. Advantage continues to diversify the balance sheet through commercial, commercial real estate, and consumer loans as well as retail and business checking and money market deposit accounts.

The financial statements for Camco and Advantage are prepared on a consolidated basis. The principal source of revenue for Camco on an unconsolidated basis has historically been dividends from the Bank. Payment of dividends to Camco by the Bank is subject to various regulatory restrictions.

References in this report to various aspects of the business, operations and financial condition of Camco may be limited to Advantage, as the context requires. Camco's Internet site, http://www.camcofinancial.com, provides Camco's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 free of charge as soon as reasonably practicable after Camco has filed the report with the Securities and Exchange Commission.

Stock Information

At February 28, 2012, Camco had 7,205,595 shares of common stock with approximately 2,660 holders of record. Camco's common stock is listed on The Nasdaq Global Market ("Nasdaq") under the symbol "CAFI." The table below sets forth the high and low daily closing price for the common stock of Camco, together with the dividends declared per share of common stock, for each quarter of 2011 and 2010.

Year ended December 31, 2011 [1]	High	Low	Cash Dividends Declared
Quarter ending:			
December 31, 2011	$1.48	$1.10	$0.0000
September 30, 2011	1.90	1.18	0.0000
June 30, 2011	2.00	1.56	0.0000
March 31, 2011	2.41	1.65	0.0000
Year ended December 31, 2010 [1]			
Quarter ending:			
December 31, 2010	$2.19	$1.17	$0.0000
September 30, 2010	2.39	1.70	0.0000
June 30, 2010	3.70	2.51	0.0000
March 31, 2010	3.40	1.91	0.0000

(1) See "Liquidity and Capital Resources" in Item 7 of this Form 10-K for discussion of restrictions that materially limit Camco's ability to pay dividends.

Camco did not repurchase any stock during 2010 or 2011.

General

Since its incorporation in 1970, Camco Financial Corporation ("Camco" or the "Corporation") has evolved into a full-service provider of financial products through its subsidiary, Advantage Bank ("Advantage" or "Bank"). Utilizing a common marketing theme based on Camco's commitment to personalized customer service, Camco has grown from $22.8 million of consolidated assets in 1970 to $767.0 million of consolidated assets at December 31, 2011. Camco's rate of growth is largely attributable to its acquisitions and its expansion of product lines from the limited deposit and loan offerings which the Bank could offer in the heavily regulated environment of the 1970s to the wider array of financial service products that commercial banks traditionally offer.

Management believes that continued success in the financial services industry will be achieved by those institutions with a rigorous dedication to building value-added customer-oriented organizations. Toward this end, each of the Bank's regions has the ability to make local decisions for customer contacts and services, however back-office operations are consolidated and centralized. Based on consumer and business preferences, the Bank's management designs financial service products with a view towards differentiating each of the constituent regions from its competition. Management believes that the Bank regions' ability to rapidly adapt to consumer and business needs and preferences is essential to them as community-based financial institutions competing against the larger regional and money-center bank holding companies.

Camco's profitability depends primarily on its level of net interest income, which is the difference between interest income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on deposit accounts and borrowings. In recent years, Camco's operations have also been heavily influenced by its level of other income, including mortgage banking income and other fee income. Camco's operations are also affected by general, administrative and other expenses, including employee compensation and benefits, occupancy expense, data processing, franchise taxes, advertising, other operating expenses and federal income tax expense.

Overview

During 2011, the economic environment for financial services companies continued to be challenging. Bankruptcies, foreclosures and prolonged unemployment have continued and the oversupply of housing has depressed property values. Due to the decreased property values the government has expanded the HARP program for borrowers that are current on their mortgages which enables them to refinance up to 125% loan to value. This coupled with interest rates decreasing in the fourth quarter of 2011 has created a higher loan application level but has also decreased the value of our mortgage servicing rights asset.

We continued to execute our long-term strategic plan to diversify the balance sheet, improve delinquency, loan quality and our funding mix by reducing borrowings and increasing transaction-based deposits.

In 2011, total deposits decreased $22.6 million or 3.5% as we continued our goal of decreasing public funds and paying off all brokered deposits while increasing "core" deposit growth related to a number of organizational and product development initiatives which included our suite of commercial and small business checking accounts, online business cash management system, and remote deposit capture solutions. We have continued to build our deposits with these new products and believe these products will continue to help us be more competitive for business checking accounts. Competition for deposits continues to put pressure on marginal funding costs, despite continued low rates in 2011 but our goal is to continue our strategy and build core customer accounts that are normally a lower cost of funding.

During 2011, Camco experienced improving trends in asset quality metrics. Nonperforming loans decreased $8.9 million, or 26.3% from $33.8 million at December 31, 2010 to $24.9 million at the end of 2011. Net charge offs totaled $4.6 million during 2011 compared to $17.7 million during 2010. These decreases show that we continue to diligently manage our delinquencies and work with our loan customers in order to reduce losses for them, as well as our Corporation. Additionally, the amount of classified loans has decreased not only due to charge off and sales of various assets, but also due to upgrading the loan quality ratings of various commercial loans related to improved borrower financial performance combined, in some cases, with restructured credit facilities which has resulted in lower provisions for loan losses.

The Corporation engaged an investment banking firm in 2010 and has developed capital plan initiatives that may include balance sheet reduction, the sale of branches, issuing common stock, preferred stock, debt or some combination of those issuances, or other financing alternatives that will be treated as capital. Although, the Corporation anticipates raising additional capital, the Board of Directors has not yet determined the type, timing, amount, or terms of possible securities to be issued in the offering, and there are no assurances that an offering will be completed or that the Corporation will succeed in this endeavor. In addition, a transaction, which would likely involve equity financing would result in substantial dilution to current stockholders and could adversely affect the price of the Corporation's common stock.

We believe we are taking significant steps forward in managing our operational efficiency. In 2011, we launched online statements, a more convenient way of banking for many customers, and we are continuing our focus on improving noninterest income and controlling noninterest expense by refining our operations. We continue to analyze new products to deepen relationships with our "core" customers and improve the structure of our balance sheet and create efficiency throughout.

On March 4, 2011, Camco was notified by the FRB that by March 31, 2011 it must divest of activities conducted pursuant to section 4(k) of the BHC Act, which meant Camco Title Agency, and that it must decertify as a financial holding company. Camco complied with this request by liquidating Camco Title Agency and decertifying on March 31, 2011. After it decertified, Camco remained a bank holding company and will continue to be regulated by the FRB.

Forward-Looking Statements

This Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and this annual report include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (Exchange Act), as amended, which can be identified by the use of forward-looking terminology, such as may, might, could, would, believe, expect, intend, plan, seek, anticipate, estimate, project or continue or the negative thereof or comparable terminology. All statements other than statements of historical fact included in this document regarding our outlook, financial position and results of operation, liquidity, capital resources and interest rate sensitivity are forward-looking statements. These forward-looking statements also include, but are not limited to:

- anticipated changes in industry conditions created by state and federal legislation and regulations;
- anticipated changes in general interest rates and the impact of future interest rate changes on our profitability, capital adequacy and the fair value of our financial assets and liabilities;
- retention of our existing customer base and our ability to attract new customers;
- the development of new products and services and their success in the marketplace;
- the adequacy of the allowance for loan losses; and,
- statements regarding our anticipated loan and deposit account growth, expense levels, liquidity and capital resources and projections of earnings.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results to be materially different from any future results expressed or implied by such forward-looking statements. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from those in the forward-looking statements included herein include, but are not limited to:

- competition in the industry and markets in which we operate;
- levels of non-performing assets;
- changes in general interest rates;
- loan demand;
- rapid changes in technology affecting the financial services industry;
- real estate values;
- changes in government regulation; and
- general economic and business conditions.

This MD&A is intended to give stockholders a more comprehensive review of the issues facing management than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this annual report. As used herein and except as the context may otherwise require, references to "Camco," "the Corporation", "we," "us," or "our" means, collectively, Camco Financial Corporation and its wholly owned subsidiary Advantage Bank.

Critical Accounting Policies

"Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as disclosures found elsewhere in this annual report, are based upon Camco's consolidated financial statements, which are prepared in accordance with US GAAP. The preparation of these financial statements requires Camco to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under US GAAP.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of mortgage servicing rights and the valuation of deferred tax assets. Actual results could differ from those estimates.

Summary. We believe the accounting estimates related to the allowance for loan losses, the capitalization, amortization, and valuation of mortgage servicing rights and deferred income taxes are "critical accounting estimates" because: (1) the estimates are highly susceptible to change from period to period because they require us to make assumptions concerning the changes in the types and volumes of the portfolios, rates of future prepayments, and anticipated economic conditions, and (2) the impact of recognizing an impairment or loan loss could have a material effect on Camco's assets reported on the balance sheet as well as its net earnings.

Allowance for Loan Losses

The procedures for assessing the adequacy of the allowance for loan losses reflect management's evaluation of credit risk after careful consideration of all information available to management. In developing this assessment, management must rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown such as economic factors, developments affecting companies in specific industries and issues with respect to single borrowers. Depending on changes in circumstances, future assessments of credit risk may yield materially different results, which may require an increase or a decrease in the allowance for loan losses.

Each quarter, management analyzes the adequacy of the allowance for loan losses based on a review of the loans in the portfolio along with an analysis of external factors (including current housing price depreciation, homeowners' loss of equity, etc) and historical delinquency and loss trends. The allowance is developed through specific components; 1) the specific allowance for loans subject to individual analysis, 2) the allowance for classified loans not otherwise subject to individual analysis and 3) the allowance for non-classified loans (primarily homogenous).

Classified loans with indication or acknowledgment of deterioration are subject to individual analysis. Loan classifications are those used by regulators consisting of Special Mention, Substandard, Doubtful and Loss. In evaluating these loans for impairment, the measure of expected loss is based on the present value of the expected future cash flows discounted at the loan's effective interest rate, a loan's observable market price or the fair value of the collateral if the loan is collateral dependent. All other classified assets and non-classified assets are combined with the homogenous loan pools and segregated into loan segments. The segmentation is based on grouping loans with similar risk characteristics (one-to-four family, home equity, etc.). Loss rate factors are developed for each loan segment, which are used to estimate losses and determine an allowance. The loss factors for each segment are derived from historical delinquency, classification, and charge-off rates adjusted for economic factors and an estimated loss scenario.

The allowance is reviewed by management to determine whether the amount is considered adequate to absorb probablelosses to the loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on management's current judgment about the credit quality of the loan portfolio. This evaluation includes specific loss estimates on certain individually reviewed loans, statistical loss estimates for loan pools that are based on historical loss experience, and general loss estimates that are based upon the size, quality, and concentration characteristics of the various loan portfolios, adverse situations that may affect a borrower's ability to repay, and current economic and industry conditions. Management also considers trends in delinquencies and loan losses for the bank specifically, the region, the nation, and other economic factors. While the Corporation strives to reflect all known risk factors in its evaluations, judgment errors may occur.

Mortgage Servicing Rights

To determine the fair value of its mortgage servicing rights ("MSRs") each reporting quarter, the Corporation provides information representing loan information in each pooling period accompanied by escrow amounts to a third party valuation firm. The third party then evaluates the possible impairment of MSRs as described below.

MSRs are recognized as separate assets or liabilities when loans are sold with servicing retained. A pooling methodology, in which loans with similar characteristics are "pooled" together, is applied for valuation purposes. Once pooled, each group of loans is evaluated on a discounted earnings basis to determine the present value of future earnings that the Bank expects to realize from the portfolio. Earnings are projected from a variety of sources including loan service fees, net interest earned on escrow balances, miscellaneous income and costs to service the loans. The present value of future earnings is the estimated fair value for the pool, calculated using consensus assumptions that a third party purchaser would utilize in evaluating a potential acquisition of the MSR's.

Events that may significantly affect the estimates used are changes in interest rates and the related impact on mortgage loan prepayment speeds and the payment performance of the underlying loans. The interest rate for net interest earned on escrow balances, which is supplied by management, takes into consideration the investment portfolio average yield as well as current short duration investment yields. Management believes this methodology provides a reasonable estimate. Mortgage loan prepayment speeds are calculated by a third party provider utilizing the Economic Outlook as published by the Office of the Chief Economist of Freddie Mac in estimating prepayment speeds and provides a specific scenario with each evaluation. Based on the assumptions discussed, pre-tax projections are prepared for each pool of loans serviced. These earnings are used to calculate the approximate cash flow that could be received from the servicing portfolio. Valuation results are presented quarterly to management. At that time, management reviews the information and MSR's are marked to lower of amortized cost or fair value for the current quarter.

Deferred Income Taxes

Camco recognizes expense for federal income taxes currently payable as well as for deferred federal taxes for estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the consolidated balance sheets. Realization of a deferred tax asset is dependent upon generating sufficient taxable income in either the carry forward or carry back periods to cover net operating losses generated by the reversal of temporary differences. A valuation allowance is provided by way of a charge to income tax expense if it is determined that it is more likely than not that some or all of the deferred tax asset will not be realized. If different assumptions and conditions were to prevail, the valuation allowance may not be adequate to absorb unrealized deferred taxes and the amount of income taxes payable may need to be adjusted by way of a charge to expense. Furthermore, income tax returns are subject to audit by the IRS. Income tax expense for current and prior periods is subject to adjustment based upon the outcome of such audits. Camco believes it has adequately accrued for all probable income taxes payable. Accrual of income taxes payable and valuation allowances against deferred tax assets are estimates subject to change based upon the outcome of future events.

Other Real Estate

Assets acquired through or instead of foreclosure, primarily other real estate owned, are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. New real estate appraisals are generally obtained at the time of foreclosure and are used to establish fair value. If fair value declines, a valuation allowance is recorded through expense. Estimating the initial and ongoing fair value of these properties involves a number of factors and judgments including holding time, costs to complete, holding costs, discount rate, absorption and other factors.

Discussion of Financial Condition Changes from December 31, 2011 to December 31, 2010

At December 31, 2011, Camco's consolidated assets totaled $767.0 million, a decrease of $47.9 million, or 5.8%, from the December 31, 2010 total. The decrease in total assets was comprised primarily of decreases in loans receivable, FHLB stock and securities available for sale which were offset partially by the increase in cash and loans held for sale.

Loans receivable has decreased due to continued paydowns and refinancing from adjustable rate to fixed rate loans. Our strategy of selling fixed rate product continues to shift the loan portfolio toward commercial loans. Current and upcoming loan rates may slow or increase residential lending and the sale of fixed rate loans. Due to the continued low interest rate environment over the past few years we believe that is not likely that the profits on gain on sale of mortgage loans will continue to be as strong in 2012 as the margins continue to decrease and many customers have already refinanced into the lower available rates. Possible growth in deposits, related to our strategic planning would most likely be used to reduce outstanding borrowings, purchase investments or fund commercial loan growth which is not expected until the second half of 2012. Management continues its overall focus on managing credit, reducing risk within the loan portfolio and enhancing liquidity and capital in the current economic environment. Continuous progress is being made on addressing these issues, but we expect the distressed economic environment to continue through 2012 which may slow expectations.

Cash and interest-bearing deposits in other financial institutions totaled $38.4 million at December 31, 2011 an increase of $9.3 million, or 31.8%, from December 31, 2010 levels. Cash has increased as we have begun to restructure the balance sheet by decreasing assets and liabilities when possible to improve our capital position in conjunction with ensuring on-hand liquidity is adequate.

Securities totaled $20.9 million at December 31, 2011, a decrease of $13.8 million, or 39.7%, from December 31, 2010 due to the sale of $27.2 million in securities, principal repayments and maturities of $13.6 million offset partially by purchases of $27.4 million which were primarily investment securities at a weighted rate of 1.25%. Additionally, $20.0 million of FHLB stock was redeemed during the first quarter of 2011. The securities portfolio has a weighted maturity that is relatively short in order to minimize extension risk. We have purchased callable agencies to maximize yield and liquidity. Approximately $16.3 million or 77.9% of the portfolio has a callable option which management expects to be exercised during the year. If the investments are not called, final maturity dates range from February, 2013 to June, 2014.

At December 31, 2011, other than $2.0 million of municipal bonds, all of our debt securities were issued and guaranteed by US Government sponsored enterprises such as Freddie Mac, Fannie Mae, Ginnie Mae and the FHLB. We held no private-label mortgage-backed securities or collateralized debt obligations.

Loans receivable net and loans held for sale totaled $647.3 million at December 31, 2011, a decrease of $22.8 million, or 3.4%, from the total at December 31, 2010. The decrease resulted primarily from principal repayments of $196.7 million, loan sales of $67.7 million and $11.2 million of loans transferred to real estate owned offset partially by loan disbursements totaling $254.9 million. Principal repayments are slightly higher than 2010 on loans and our ability to originate new loans in 2011 was not as strong as 2010. The reduction in residential real estate loan balances was intensified by the secondary market offering historically low long-term fixed rates during most of 2010 and throughout 2011. Many customers refinanced in 2010 when the rates originally dropped to record lows.

During 2011, the average yield on loans was 5.50% a decrease of 22 basis points as compared to 5.72% for 2010. The decrease in yield is due to lower average loan balances within our commercial and consumer loan portfolios, which are generally higher yielding assets. This was coupled with lower effective rates in the loan portfolio during 2011. Adjustable rate loans re-priced lower in 2011 due to the current low rate environment and new loans are also being originated at these lower market rates.

The allowance for loan losses totaled $14.5 million and $16.9 million at December 31, 2011 and 2010, respectively, representing 58.3% and 49.9% of nonperforming loans at those dates. Nonperforming loans (three monthly payments or more delinquent plus nonaccrual loans) totaled $24.9 million and $33.8 million at December 31, 2011 and 2010, respectively, constituting 3.8% and 4.9% of total net loans, including loans held for sale, at those dates. Net charge-offs totaled $4.6 million for 2011 and were primarily comprised of $2.8 million of residential real estate and $1.7 million of commercial and non-residential. *See* Note D to the financial statements for additional information.

The following table details delinquent and nonperforming loans at December 31, 2011 and 2010:

(in thousands)	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Non-Performing	Accruing Loans 90 or More Days Past Due	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Non-Performing	Accruing Loans 90 or More Days Past Due
	2011				2010			
Construction	$ —	$ —	$ 19	$—	$ 75	$ —	$ 1,791	$—
Land, Farmland & Ag	103	—	367	—	—	—	—	—
Residential	6,018	2,086	22,277	—	5,701	1,794	21,498	—
Commercial	462	527	1,879	—	—	2,766	7,717	—
Consumer	54	77	113	—	36	3	39	—
Commercial and industrial	45	—	212	—	85	—	706	—
Multi Family	—	—	51	—	85	—	2,028	—
Total	$6,682	$2,690	$24,918	$—	$5,982	$4,563	$33,779	$—

Initial un-employment insurance claims are down slightly nationwide, in Ohio and in our Bank markets. As of the fourth quarter of 2011, Ohio and the national un-employment rates are identical at 8.50%. The average un-employment rate in the Bank's market areas decreased 1.40% to 7.98% when comparing third quarter 2011 to fourth quarter 2011. The labor force weighted un-employment rate in the Bank's markets is 7.36% which is below the Ohio average and the national average. It is noted that the Ohio un-employment rate has declined for twenty consecutive months prior to August 2011 and again in the fourth quarter 2011. This indicates a slow, sustained economic recovery.

The Corporation works with borrowers to avoid foreclosure if possible and we continue to aggressively work with borrowers to mitigate additional losses. If it becomes inevitable that a borrower will not be able to retain ownership of their property, the Corporation often seeks a deed in lieu of foreclosure in order to gain control of the property earlier in the recovery process. The strategy of pursuing deeds in lieu of foreclosure should result in a reduction in the holding period for nonperforming assets and ultimately reduce economic losses.

At December 31, 2011, the Corporation's real estate owned (REO) consisted of 158 repossessed properties with a net book value of $10.9 million compared to $10.1 million at December 31, 2010. Initial loss is recorded as a charge to the allowance for loan losses within 90 days of being transferred to REO. Thereafter, if there is a further deterioration in value, a specific valuation allowance is established and charged to operations. The Corporation reflects costs to carry REO as period costs in operations when incurred. When property is acquired through foreclosure or deed in lieu of foreclosure, it is initially recorded at the fair value of the related assets at the date of foreclosure, less estimated costs to sell the property.

Deposits totaled $629.3 million at December 31, 2011 a decrease of $22.6 million, or 3.5% from December 31, 2010. The following table details our deposit portfolio balances and the average rate paid on our deposit portfolio at December 31, 2011 and December 31, 2010:

	December 31, 2011		**December 31, 2010** (In thousands)		**Change**	
	Balance	**Rate**	**Balance**	**Rate**	**Balance**	**Rate**
Noninterest-bearing demand	$ 62,881	0.00%	$ 46,597	0.00%	$ 16,284	0%
Interest-bearing demand	64,213	0.18	65,679	0.30	(1,466)	(0.12)
Money market	114,503	0.45	96,294	0.69	18,209	(0.24)
Savings	42,417	0.10	38,665	0.25	3,752	(0.15)
Certificates of deposit—retail	345,245	1.65	392,098	1.93	(46,853)	(0.28)
Certificates of deposit—brokered	—	—	12,483	3.60	(12,483)	(3.60)
Total deposits	$629,259	1.01%	$651,816	1.38%	$(22,557)	(0.37)%

The decrease in deposits was primarily due to decreases in brokered and retail certificates of deposits offset partially by an increase in "core relationships" such as noninterest-bearing demand and money markets. We continue to focus and implement our strategy of improving the long-term funding mix of the Bank's deposit portfolio by developing deeper "core relationships" with small businesses, and adding commercial and retail checking accounts. In 2010, we implemented a number of organizational and product development initiatives including a new suite of commercial and small business checking accounts, enhancements to our online business cash management system, and the launch of a remote deposit capture solution. In 2011, we continued to build our deposits with these new products and believe these products will continue to help us be more competitive for acquiring new business checking accounts. See "Liquidity and Capital Resources" in this MD&A for further discussion on our deposit strategy and additional liquidity risks.

We continued to slightly reduce the rates offered on some of our accounts and feel we are competitive with current markets and are planning on continued strategic growth of "core relationships". We also believe that if we are able to maintain the majority of current customers that have retail certificates of deposit maturing in 2012, we will continue to slightly decrease our cost of funds which will help costs of funds remain stable and possibly incur some reduction of costs related to such deposits in 2012. To reduce interest rate risk over the long term, we will continue our efforts to lengthen the duration of our deposit structure and our FHLB borrowings, but over the past few years it has not been the customers' preference to lengthen such deposits in such a low interest rate environment.

In 2011, all of our brokered deposits matured, which coupled with our strategy to continue growing core deposits will help maintain the Bank's margin in 2012. We acknowledge that brokered deposits are not core, franchise-enhancing deposits, and we intend to continue our strategy of improving the long-term funding mix of the Bank's deposit portfolio by growing small business, commercial and retail checking accounts. In the future, we do not expect to use brokered deposits for liquidity position but they may be used as contingency funding if needed.

Advances from the FHLB and other borrowings decreased by $24.2 million, or 23.1%, to a total of $80.3 million at December 31, 2011. Approximately $10.0 million of advances are expected to mature in 2012 with a weighted rate of 4.58%. We plan to pay-off the 2012 maturing advances as the Corporation continues to focus on our strategy of growing and replacing a portion of these funding sources with core relationship deposits (checking, savings, money market and CD accounts).

Stockholders' equity totaled $45.6 million at December 31, 2011, decrease of $498,000, or 1.1% from December 31, 2010. The increase resulted from net earnings of $214,000 coupled with $331,000 of stock-based compensation expenses related to FAS 123R which was offset by a $1.0 million decrease in accumulated other comprehensive income related to the fair value of our investment securities as an unrealized gain was realized through the sale of securities. *See* Consolidated Statements of Stockholders' Equity on page 50 for additional information.

During 2012, management was notified by the FDIC that for Advantage to be categorized as "adequately-capitalized" under the regulatory framework the Bank must have Tier 1 leverage to average assets equating to 9.00%. To be categorized as "adequately-capitalized" Camco and Advantage must maintain this minimum capital ratio per the FDIC. At December 31, 2011 the Bank's Tier 1 leverage to average assets was 6.29%. A failure to comply with the capital directive could result in additional enforcement actions by the FDIC or the Division.

Comparison of Results of Operations for the Years Ended December 31, 2011 and December 31, 2010

General. Camco's net earnings of $214,000, or $0.03 per share for the year ended December 31, 2011, increased from the net loss of $14.6 million, or ($2.02) per share for the same period in 2010. The increase in earnings was primarily attributable to decreased provision for losses on loans, increased gain on sale of investments, increased rent and other offset partially by increased expenses related to other real estate owned, decreased gain on sale of loans and title fees.

Net Interest Income. Net interest income for the year ended December 31, 2011, amounted to $25.9 million, an increase of $524,000, or 2.0%, compared to 2010, generally reflecting the effects of re-pricing of liabilities in the current lower interest rate environment. Net interest margin increased 16 basis points to 3.66% for the twelve months ending December 31, 2011 compared to 3.5% for the comparable period in 2010. The increase in net interest margin during the 2011 period, compared to the same period of 2010, was due primarily to a lower cost of interest-bearing liabilities in the 2011 period offset partially by a lower volume of interest-earning assets and a lower yield on those assets.

We have continued with our strategies and offset decreased interest earned by decreasing the balances of our borrowed funds when applicable. Additionally, we continue to re-price deposits on a year to year comparison, which helped reduce overall deposit funding costs by 43 basis points throughout 2011. Our strategy is to continue to maintain cost of funds by increasing deposits related to our "commercial relationships" instead of borrowing at higher yields.

Interest income on loans totaled $35.0 million for the year ended December 31, 2011, a decrease of $2.6 million, or 7.0%, from the comparable 2010 total. The decrease resulted primarily from a 22 basis point decrease in the average yield, from 5.72% in 2010, to 5.50% in 2011, coupled with a $21.3 million, or 3.2%, decrease in the average balance of loans outstanding year to year. Interest income on securities totaled $578,000 for the year ended December 31, 2011, a $1.3 million, or 69.7% decrease from the 2010 period. The decrease was due primarily to a $23.7 million, or 53.3% decrease in the average balance outstanding, coupled with a 150 basis point decrease in the average yield, to 2.79% in 2011. Interest income on FHLB stock decreased by $616,000 or 47.1%, due primarily to a decrease in the average balance outstanding of $18.5 million or 61.8% in 2011. Interest income on other interest-bearing deposits increased by $6,000 or 100.0%, due to a $15.8 million or 67.7% increase in the average balance outstanding year to year.

Interest expense on deposits totaled $7.5 million for the year ended December 31, 2011, a decrease of $3.1 million, or 29.3%, compared to the year ended December 31, 2010. This was due primarily to a 46 basis point decrease in the average cost of deposits, to 1.28% for 2011, coupled with a $24.1 million, or 4.0%, decrease in the average balance of interest-bearing deposits outstanding year to year. Interest expense on borrowings totaled $2.9 million for the year ended December 31, 2011, a decrease of $966,000, or 25.0%, from 2010. The decrease resulted primarily from a $36.1 million, or 29.1% decrease in the average balance outstanding year to year offset partially by a 19 basis point increase in the average rate to 3.30% in 2011.

Approximately $202.6 million, or 58.7%, of our certificate deposit portfolio will mature during 2012. While this presents an opportunity to continue reducing our cost of funds (as these deposits are re-pricing into a slightly lower interest rate environment) we continue to experience competition for deposits in our market areas. This competition is limiting our ability to further reduce the marginal cost of deposits to a level reflective of the general rate environment.

Continued decreases in interest rates could compress our net interest margin due to continued re-pricing between our loan and deposit portfolios. At the same time, the loan portfolio has not grown enough to offset these tighter spreads. As noted earlier, we plan to continue to diversify the loan portfolio by encouraging growth in commercial and consumer loan balances. This strategy should slow net interest margin compression as these types of loans are normally higher-yielding assets than conventional mortgage loans and investment securities.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market areas, and other factors related to the collectability of the Bank's loan portfolio. Key drivers of 2009 and 2010 reported provisions related to declines in commercial real estate values on impaired loans and loan downgrades. The higher allocation in recent years primarily reflected the impact of distressed commercial real estate values and general economic conditions on specific reserves for impaired loans, while the elevated level of charge-offs in those years resulted in higher loss factors related to classified loans and has carried over into 2011. The allowance allocated to the real estate and consumer loan categories is based upon Camco's allowance methodology for homogeneous pools of loans. The decreased allowance for loan losses relates to fluctuations and changes in these allocations which are consistent with the improvement in loan quality, loss experience and economic factors in each of the loan categories.

Nonperforming loans (three monthly payments or more delinquent plus nonaccrual loans) totaled $24.9 million at December 31, 2011, a decrease of $8.9 million from $33.8 million at December 31, 2010. Additionally, net charge offs decreased $13.1 million to $4.6 million for the year ended December 31, 2011 compared to $17.7 million for the year ended December 31, 2010.

The decrease in the allowance from December 31, 2010 to December 31, 2011 was significantly related to charge offs recognized in 2011 that were specific to certain impaired loans. Based upon an analysis of these factors and the continued decrease of nonperforming loans, $2.3 million was added to the allowance for losses on loans for the twelve months ended December 31, 2011, compared to $18.5 million for the same period in 2010. We believe our loan loss reserve is adequate as of December 31, 2011. However, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known classified assets or that the allowance will be adequate to cover losses in the future, understanding that all lending activity contains associated risks of loan losses. In addition, the mix and composition of both portfolio loans and nonperforming loans change from period to period. When the Company analyzes the allowance for loan losses various ratios are considered. As of December 31, 2011 the ratio of allowance for loan losses to nonperforming loans decreased slightly from the prior year and our loan reserves also decreased, representing 2.22% of total net loans versus 2.46% at December 31, 2010.

Other Income. Other income totaled $6.5 million for the year ended December 31, 2011, a decrease of $866,000, or 11.8%, compared to 2010. The decrease in other income was primarily attributable to a $1.4 million decrease in the gain on sale of loans and a $780,000 decrease in title fees offset partially by a $1.3 million increase in gains on sales of investments.

The decrease in gain on sale of loans was due to the sale of four portfolio loans at a loss of $471,000 which was offset by our current year to date gain on the sale of our mortgage banking activity of $977,000, which was a decrease of $905,000 from the 2010 period. The decrease in mortgage banking activity was due to a $20.9 million decrease in loan sales year to year.

General, Administrative and Other Expense. General, administrative and other expense totaled $29.3 million for the year ended December 31, 2011. The total expense year to year was primarily unchanged but there were decreases in loan expense, employee compensation and benefits, FDIC premiums and franchise taxes. These decreases were offset partially by increases in real estate owned expenses.

The decrease in loan expenses was due to higher than normal legal expenses incurred in 2010 relating to classified commercial assets and the costs of various consulting, legal and property management services necessary to properly assist management in the workout and/or foreclosure process and safeguarding of assets.

Employee compensation and benefits decreased primarily due to a decrease in the total number of employees, costs related to insurance benefit expenses and incentives related to decreased commercial originations year to year. The Corporation has made it a priority to identify cost savings opportunities throughout its operations and is committed to maintaining cost control measures, believing that the effort will play a major role in improving its performance.

Franchise taxes are calculated utilizing equity levels. The decrease in expense relates to decreased equity levels. Camco filed a Form S-1 on July 11, 2011 for a potential rights offering with a proposed maximum aggregate offering price of $22.5 million. If Camco pursues the rights offering its franchise taxes will increase due to an increase in equity.

The increase in real estate owned and other expenses is reflective of falling real estate values that have negatively impacted our portfolio value and caused write down to lower cost of market on properties held. In addition, the increase in properties taken into real estate owned due to foreclosures in 2011 resulted in increased expenses. As noted earlier, home values in Ohio have continued to be lower than previous levels. These factors compounded by an uncertain economic outlook, high unemployment and the market having excessive amounts of properties available may result in continued expenses going into 2012.

Federal Income Taxes. Federal income taxes totaled $544,000 for the year ended December 31, 2011, an increase of $26,000 compared to the provision recorded in 2010. This increase reflects the 2011 change in the valuation allowance against the Corporation's net deferred tax asset. In 2011, the Corporation sold available for sale investments that were no longer carrying a deferred position and recorded tax expense related to such transactions.

The Corporation recorded a 100% valuation allowance against the net deferred tax asset in 2010. Based on the available evidence, it is more-likely-than-not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making such judgments, significant weight is given to evidence that can be objectively verified. A cumulative tax loss position is considered significant negative evidence in assessing the realization of a net deferred tax asset, which is difficult to overcome. Reversal of the valuation allowance can be realized in the future based on estimates of projected taxable income.

The Corporation has a net operating loss carry forward for tax purposes of approximately $7.2 million at December 31, 2011. This compares to a net operating loss carry forward of approximately $13.0 million at December 31, 2010. The net operating loss carry forward was substantially reduced during 2011 as the Corporation generated approximately $12.0 million of taxable income during that period, primarily due to the redemption of the FHLB stock which resulted in taxable income of approximately $10.0 million.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resulting yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes. Balances are based on the average of month-end balances which, in the opinion of management, do not differ materially from daily balances. Some items in the prior-year financial statements were reclassified to conform to the current year's presentation, including the reclassification of nonaccrual loans, mortgage servicing rights and the allowance for loan losses from loans receivable to noninterest-earning assets.

	Year ended December 31,								
	2011			2010			2009		
	Average outstanding balance	Interest earned / paid	Avg yield/ rate	Average outstanding balance	Interest earned / paid	Avg yield/ rate	Average outstanding balance	Interest earned / paid	Average yield/ Rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable [1]	$635,987	$34,956	5.50%	$657,296	$37,602	5.72%	$667,746	$40,231	6.02%
Securities [2]	20,751	578	2.79%	44,426	1,906	4.29%	76,886	3,085	4.01%
FHLB Stock	11,426	691	6.05%	29,888	1,307	4.37%	29,888	1,381	4.62%
Interest-bearing deposits and other	39,096	12	0.03%	23,311	6	0.03%	55,074	27	0.05%
Total interest-earning assets	707,260	36,237	5.12%	754,921	40,821	5.41%	829,594	44,724	5.39%
Noninterest-earning assets [3]	75,610			89,823			105,626		
Total Average Assets	$782,870			$844,744			$935,220		
Interest-bearing liabilities:									
Deposits	$584,833	$ 7,481	1.28%	$608,933	$10,575	1.74%	$661,806	$15,349	2.32%
FHLB advances and other	87,788	2,893	3.30%	123,899	3,859	3.11%	148,223	5,245	3.54%
Total interest-bearing liabilities	672,621	10,374	1.54%	732,832	14,434	1.97%	810,029	20,594	2.54%
Noninterest-bearing deposits	53,814			43,658			37,256		
Noninterest-bearing liabilities	11,037			13,084			16,606		
Total Average Liabilities	737,472			789,574			863,891		
Total Average Shareholders' equity	45,398			55,170			71,329		
Net interest income/Interest rate spread	$782,870	$25,863	3.58%	$844,744	$26,387	3.44%	$935,220	$24,130	2.85%
Net interest margin [4]			3.66%			3.50%			2.91%
Average interest-earning assets to average interest-bearing liabilities			105.1%			103.01%			105.42%

(1) Includes loans held for sale. Loan fees are immaterial.

(2) Includes securities designated as available for sale and held to maturity.

(3) Includes nonaccrual loans, mortgage servicing rights and allowance for loan losses.

(4) Net interest income as a percent of average interest-earning assets.

Rate/Volume Table

The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Camco's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, that are not separately identified, have been allocated proportionately to the change due to volume and change due to rate.

Year ended December 31,	2011 Increase/(decrease) due to			2010 Increase/(decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income attributable to:						
Loans receivable [1]	$(1,197)	$(1,449)	$(2,646)	$ (622)	$(2,007)	$(2,629)
Securities	(801)	(527)	(1,328)	(1,410)	231	(1,179)
Interest-bearing deposits and other	(1,616)	1,006	(610)	(12)	(83)	(95)
Total interest income	(3,614)	(970)	(4,584)	(2,044)	(1,859)	(3,903)
Interest expense attributable to:						
Deposits	(404)	(2,690)	(3,094)	(1,152)	(3,622)	(4,774)
Borrowings	(1,206)	240	(966)	(801)	(585)	(1,386)
Total Interest expense	(1,610)	(2,450)	(4,060)	(1,953)	(4,207)	(6,160)
Increase (decrease) in net interest income	$(2,004)	$ 1,480	$ (524)	$ (91)	$ 2,348	$ 2,257

(1) Includes loans held for sale.

Yields Earned and Rates Paid

The following table sets forth the weighted-average yields earned on Camco's interest-earning assets, the weighted-average interest rates paid on Camco's interest-bearing liabilities and the interest rate spread between the weighted-average yields earned and rates paid by Camco at the dates indicated. This does not reflect the spread that may eventually be achieved in 2012 or beyond due to possible changes in weighted-average yields earned on interest-earning assets and paid on interest-bearing liabilities in the upcoming year.

	2011	2010
At December 31,		
Weighted-average yield on:		
Loan portfolio [1]	5.26%	5.62%
Investment Portfolio [2]	2.25	4.59
Total interest-earning assets	5.12	5.53
Weighted-average rate paid on:		
Deposits	1.01	1.38
FHLB advances	3.63	3.17
Total interest-bearing liabilities	1.25	1.60
Interest rate spread	3.87%	3.93%

(1) Excludes loans held for sale and the allowance for loan losses.

(2) Includes earnings on FHLB stock and investment securities. Taxable equivalent yield used.

Liquidity and Capital Resources

Liquidity is the Corporation's ability to generate adequate cash flows to meet the demands of its customers and provide adequate flexibility for the Corporation to take advantage of market opportunities. Cash is used to fund loans, purchase investments, fund the maturity of liabilities, and at times to fund deposit outflows and operating activities. The Corporation's principal sources of funds are deposits; amortization, prepayments and sales of loans; maturities, sales and principal receipts from securities; borrowings; and operations. Managing liquidity entails balancing the need for cash or the ability to borrow against the objectives of maximizing profitability and minimizing interest rate risk. The most liquid types of assets typically carry the lowest yields.

Camco is a single bank holding company and its primary ongoing source of liquidity is from dividends received from the Bank. Currently, the 2012 Consent Order prohibits the Bank from paying a dividend to Camco without prior approval of the FDIC and Division. Further, as a result of entering into the Written Agreement, and MOU with the FRB on March 4, 2009, we are prohibited from paying dividends to our stockholders without first obtaining the approval of the FRB. Camco currently has $5.0 million outstanding trust preferred securities with a maturity date of 2037. If needed, Camco's agreement regarding these securities provides for a deferment of interest payment for up to 20 consecutive quarters without default. Based on notification received from the FRB on April 30, 2009, Camco was required to exercise this provision to defer interest payments and has deferred a total of eleven quarters as of December 31, 2011. See Note K to the Financial statements in Item 8 below. If the Corporation desires to raise funds in the future, it may consider engaging in further offerings of preferred securities, debentures or other borrowings as well as issuance of capital stock, but any such strategic decisions would require regulatory approval. Our ability to pay dividends to stockholders is dependent on our net earnings. A continued decline in earnings, increases in loan losses, or higher regulatory capital reserve requirements may continue to jeopardize our ability to pay dividends at historical levels.

We monitor and assess liquidity needs daily in order to meet deposit withdrawals, loan commitments and expenses. Camco's liquidity contingency funding plan identifies liquidity thresholds and red flags that may evidence liquidity concerns or future crises. The contingency plan details specific actions to be taken by management and the Board of Directors. It also identifies sources of emergency liquidity, both asset and liability-based, should we encounter a liquidity crisis. In conjunction with the Corporation's asset/liability and interest rate risk management activities, we actively monitor liquidity risk and analyze various scenarios that could impact or impair Camco's ability to access emergency funding during a liquidity crisis.

Liquid assets consist of cash and interest-bearing deposits in other financial institutions, investments and mortgage-backed securities. Approximately $16.3 million, or 77.9%, of our investment portfolio is expected to mature, prepay or be called during 2012. These maturities could provide a significant source of liquidity. State and local political subdivision investments equaled $2.0 million at December 31, 2011, and $2.6 million at December 31, 2010. We may implement additional product strategies to lessen this restriction on our investment portfolio to increase our liquidity options.

Additional sources of liquidity include deposits, borrowings and principal and interest repayments on loans. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and security prepayments are more influenced by interest rates, general economic conditions, and competition and are difficult to predict.

Diversified and reliable sources of wholesale funds are utilized to augment core deposit funding. Borrowings may be used to compensate for reduction in other sources of funds or to support lending activities. The Bank utilizes certain loans and FHLB stock to provide collateral to support its borrowing needs. However, depositor or counterparty behavior could change in response to competition, economic or market situations or other unforeseen circumstances, which could have liquidity implications that may require different strategic or operational actions. One source of wholesale funding is brokered deposits. Consistent with its risk management policy and in response to the general tightening of credit and liquidity conditions in the financial markets at large, in the past, the Bank has utilized brokered deposits, however, at December 31, 2011, Camco did not have any such deposits, exclusive of CDARS deposits.

Approximately $202.6 million of the Corporation's certificate of deposit portfolio is scheduled to mature during 2012. Depositors continue a preference toward short-term certificates or other issuances less than 18 months. This places additional liquidity pressure on the Corporation as competition for deposits is very strong in Ohio, Kentucky and West Virginia. A material loss of these short-term deposits could force us to seek funding through contingency sources, which may negatively impact earnings.

FHLB advances are another funding source. In the past, Camco has depended heavily on borrowings to fund balance sheet growth. While significant strategic and tactical focus is currently being placed on deposit growth, borrowings and additional borrowing capacity at the FHLB are vital sources of liquidity. We have approximately $96.7 million of additional borrowing capacity available as of December 31, 2011. However, our total borrowing capacity at the FHLB is dependent on the level of eligible collateral assets held by the Bank and the Bank's credit rating with the FHLB. Our total borrowing capacity with the FHLB has decreased to $160.3 million at December 31, 2011, from $194.6 million at December 31, 2010. This capacity is based on the pledging of our one- to four- family, multi-family mortgage, commercial real estate and home equity lines of credit.

We plan to continue to monitor our funding sources, but recognize that our current credit risk profile may restrict these sources. Our Funds Management Group will monitor deposit rates in our markets to allow for competitive pricing to raise funds while also monitoring loan activity to provide for the liquidity needs of the Bank.

The following table sets forth information regarding the Bank's obligations and commitments to make future payments under contract as of December 31, 2011.

	Payments due by period				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands)				
Contractual obligations:					
Operating lease obligations	$ 327	$ 394	$ 272	$ 30	$ 1,023
Advances from the Federal Home Loan Bank	10,000	27,238	20,218	6,148	63,604
Repurchase agreements	11,681	—	—	—	11,681
Certificates of deposit	202,593	107,706	34,946	—	345,245
Subordinated debentures [(1)]		—	—	5,000	5,000
Ohio Equity Funds for Affordable Housing	138	201	292	17	648
Deferred compensation	246	416	405	2,106	3,173
Amount of commitments per period Commitments to originate loans:					
Revolving, open-end lines	40,423	—	—	—	40,423
1-4 family residential construction	2,383	—	—	—	2,383
Commercial real estate, other construction loan and land development loans	23,339	—	—	—	23,339
Commercial real estate, construction, and land development loans not secured by real estate	17,246	—	—	—	17,246
Other unused commitments	8,911	—	—	—	8,911
Stand-by letters of credit	344	—	—	—	344
Total contractual obligations	$317,635	$135,955	$56,133	$13,301	$523,024

(1) The subordinated debentures are redeemable at par, at Camco's option, commencing September 15, 2012. The debentures mature on September 15, 2037.

We anticipate that we will have sufficient funds available to meet our current loan commitments. Based upon historical deposit flow data, the Bank's competitive pricing in its market and management's experience, we believe that a significant portion of our "core" maturing certificates of deposit in 2012 will remain with the Bank, but recognize the significance of the risks discussed above.

Liquidity management is both a daily and long-term management process. In the event that we should require funds beyond our ability to generate them internally, additional funds are available through the use of FHLB advances, internet deposits, and through the sales of loans and/or securities.

Off-Balance Sheet Arrangements

We engage in off-balance sheet credit-related activities that could require us to make cash payments in the event that specified future events occur. The contractual amounts of these activities represent the maximum exposure to the Bank (as further described in financial statement footnote Note J - Commitments). However, certain off-balance sheet commitments are expected to expire or be only partially used; therefore, the total amount of commitments does not necessarily represent future cash requirements. These off-balance sheet activities are necessary to meet the financing needs of the Bank's customers.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) that is designed to produce reliable financial statements in conformity with accounting principles generally accepted in the United States. The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden, and misstatements resulting from error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on the assessment, management believes that the Company's internal control over financial reporting was effective as of December 31, 2011.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Camco Financial Corporation

We have audited the accompanying consolidated balance sheets of Camco Financial Corporation as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Camco Financial Corporation as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note K, the Corporation's bank subsidiary is not in compliance with revised minimum regulatory capital requirements under a formal regulatory agreement with the banking regulators. Failure to comply with the regulatory agreement may result in additional regulatory enforcement actions.

/s/ Plante & Moran PLLC

March 28, 2012
Columbus, Ohio

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2011 and 2010
(In thousands, except share data)

	2011	2010
ASSETS		
Cash and due from banks	$ 16,420	$ 13,143
Interest-bearing deposits in other financial institutions	21,954	15,971
Cash and cash equivalents	38,374	29,114
Securities available-for-sale, at market	17,845	30,768
Securities held-to-maturity, at cost	3,083	3,948
Loans held for sale—at lower of cost or market	8,090	2,208
Loans receivable—net	639,177	667,840
Office premises and equipment—net	8,645	9,928
Real estate acquired through foreclosure	10,888	10,096
Federal Home Loan Bank stock—at cost	9,888	29,888
Accrued interest receivable	2,945	3,521
Mortgage servicing rights—at lower of cost or market	3,263	3,841
Prepaid expenses and other assets	4,927	4,426
Cash surrender value of life insurance	19,893	19,388
Total assets	**$767,018**	**$814,966**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$629,259	$651,816
Other borrowings	16,681	11,530
Advances from the Federal Home Loan Bank	63,604	92,934
Advances by borrowers for taxes and insurance	2,100	2,413
Accounts payable and accrued liabilities	9,769	10,170
Total liabilities	721,413	768,863
Commitments	—	—
Stockholders' equity		
Preferred stock—$1 par value; authorized 100,000 shares; no shares outstanding	—	—
Common stock—$1 par value; authorized 29,900,000 shares; 8,884,508 shares issued at December 31, 2011 and 2010	$ 8,885	$ 8,885
Additional paid-in capital	60,528	60,260
Retained earnings	350	136
Accumulated other comprehensive income	(13)	1,030
Unearned compensation	(31)	(94)
Treasury stock—1,678,913 shares at December 31, 2011 and 2010, at cost	(24,114)	(24,114)
Total stockholders' equity	45,605	46,103
Total liabilities and stockholders' equity	**$767,018**	**$814,966**

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2011, 2010 and 2009
(In thousands, except per share data)

	2011	2010	2009
Interest and dividend income			
Loans	$34,956	$ 37,602	$ 40,231
Investment securities	578	1,906	3,085
Other interest-bearing accounts	703	1,313	1,408
Total interest income	36,237	40,821	44,724
Interest expense			
Deposits	7,481	10,575	15,349
Borrowings	2,893	3,859	5,245
Total interest expense	10,374	14,434	20,594
Net interest income	25,863	26,387	24,130
Provision for losses on loans	2,279	18,460	21,792
Net interest income after provision for losses on loans	23,584	7,927	2,338
Other income			
Rent and other	933	702	970
Title fees	170	950	723
Loan servicing fees	1,195	1,269	1,264
Gain on sale of loans	506	1,882	1,271
Mortgage servicing rights—net	(578)	(593)	703
Service charges and other fees on deposits	2,110	2,276	2,277
Gain on sale of investment securities	1,267	—	—
Gain on sale of premises and equipment	15	1	127
Income on cash surrender value life insurance	880	877	926
Total other income	6,498	7,364	8,261
General, administrative and other expense			
Employee compensation and benefits	12,337	12,935	12,453
Occupancy and equipment	2,940	3,003	3,247
Federal deposit insurance premiums and insurance	1,986	2,260	2,471
Data processing	1,111	1,127	1,190
Advertising	363	358	525
Franchise taxes	668	928	1,018
Postage, supplies and office expenses	984	1,129	1,394
Travel, training and insurance	253	260	315
Professional services	1,454	1,281	1,692
Transaction processing	756	740	895
Real estate owned and other expenses	4,896	3,077	2,316
Loan expenses	1,576	2,234	597
Total general, administrative and other expense	29,324	29,332	28,113
Earnings (Loss) before federal income taxes	758	(14,041)	(17,514)
Federal income taxes (benefit)	544	518	(6,297)
NET EARNINGS (LOSS)	**$ 214**	**$(14,559)**	**$(11,217)**
EARNINGS (LOSS) PER SHARE			
Basic	**$ 0.03**	**$ (2.02)**	**$ (1.56)**
Diluted	**$ 0.03**	**$ (2.02)**	**$ (1.56)**

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2011, 2010 and 2009
(In thousands)

	2011	2010	2009
Net earnings (loss)	$ 214	$(14,559)	$(11,217)
Other comprehensive income net of tax effects:			
Unrealized holding gains (losses) on securities during the year, net of taxes of $(355), $(10) and $11 in 2011, 2010 and 2009, respectively	(688)	(19)	21
Reclassification adjustment for realized gains included in operations, net of taxes of $431, $0 and $0 for the years ended December 31, 2011, 2010 and 2009, respectively	836	—	—
Comprehensive earnings (loss)	**$ 362**	**$(14,578)**	**$(11,196)**

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended December 31, 2011, 2010 and 2009
(In thousands, except per share data)

	Shares outstanding	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Unearned compensation	Treasury stock	Total stockholders' equity
Balance at January 1, 2009	**7,155,595**	**$8,835**	**$59,896**	**$ 26,055**	**$ 1,028**	**$ —**	**$(24,114)**	**$ 71,700**
Cash dividends declared—$0.02 per share	—	—	—	(143)	—	—	—	(143)
Stock Option Expense	—	—	153	—	—	—	—	153
Net loss for the year ended December 31, 2009	—	—	—	(11,217)	—	—	—	(11,217)
Restricted shares granted	50,000	50	75	—		(125)		—
Unrealized gains on securities designated as available for sale, net of related tax benefits	—	—	—	—	21	—	—	21
Balance at December 31, 2009	**7,205,595**	**$8,885**	**$60,124**	**$ 14,695**	**$ 1,049**	**$(125)**	**$(24,114)**	**$ 60,514**
Stock Option Expense	—	—	136	—	—	—	—	136
Net loss for the year ended December 31, 2010	—	—	—	(14,559)	—	—	—	(14,559)
Restricted shares expense	—	—	—	—	—	31	—	31
Unrealized (losses) of securities designated as available for sale, net of related tax benefits	—	—	—	—	(19)	—	—	(19)
Balance at December 31, 2010	**7,205,595**	**$8,885**	**$60,260**	**$ 136**	**$ 1,030**	**$ (94)**	**$(24,114)**	**$ 46,103**
Stock Option Expense	—	—	268	—	—	—	—	268
Net earnings for the year ended December 31, 2011	—	—	—	214	—	—	—	214
Restricted shares expense	—	—	—	—	—	63	—	63
Unrealized (losses) of securities designated as available for sale, net of related tax benefits	—	—	—	—	(1,043)	—	—	(1,043)
Balance at December 31, 2011	**7,205,595**	**$8,885**	**$60,528**	**$ 350**	**$ (13)**	**$ (31)**	**$(24,114)**	**$ 45,605**

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2011, 2010 and 2009
(In thousands)

	2011	2010	2009
Cash flows from operating activities:			
Net income (loss) for the year	$ 214	$(14,559)	$ (11,217)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Amortization of premiums and discounts on investment and mortgage-backed securities—net	68	13	(20)
Amortization/capitalization of mortgage servicing rights—net	578	592	360
Depreciation and amortization	1,249	1,304	1,413
Stock option, restricted stock expenses	331	167	153
Deferred federal income taxes	537	817	(2,373)
Provision for losses on loans	2,279	18,460	21,792
Amortization of deferred loan origination fees	(281)	52	468
Loss and provision on real estate acquired through foreclosure	2,226	1,689	1,069
Gain on sale of premises and equipment, net	(15)	(1)	(127)
Gain on sale of investments	(1,267)	—	—
Net increase in cash surrender value of life insurance	(704)	(710)	(766)
Gain on sale of loans	(506)	(1,882)	(1,271)
Loans originated for sale in the secondary market	(73,631)	(90,430)	(106,771)
Proceeds from sale of mortgage loans in the secondary market	68,255	90,579	109,752
Increase (decrease) in cash, due to changes in:			
Accrued interest receivable	576	458	139
Prepaid expenses and other assets	(501)	4,041	3,315
Accounts payable and other liabilities	(401)	(928)	(5,731)
Net cash provided by (used in) operating activities	(993)	9,662	10,185
Cash flows provided by (used in) investing activities:			
Proceeds from sale of investment securities designated as available for sale	27,205	—	—
Redemption of FHLB Stock	20,000	—	—
Purchase of securities designated as available for sale	(27,387)	—	(27,019)
Purchase of securities designated as held to maturity	—	(2,159)	—
Principal repayments and maturities of investment-securities held to maturity	860	318	11,333
Principal repayments and maturities of investment securities available for sale	12,729	25,146	56,432
Net (increase) decrease in loans	15,474	(33,321)	66,086
Purchase of premises and equipment	(1,032)	(374)	(476)
Proceeds from sale of office premises and equipment	1,081	13	189
Proceeds from sale of real estate acquired through foreclosure	8,173	3,866	4,025
Proceeds from surrender of life insurance	199	160	4,460
Net cash provided by (used in) investing activities	57,302	(6,351)	115,030
Net cash provided by operating and investing activities (balance carried forward)	56,309	$ 3,311	$ 125,215

The accompanying notes are an integral part of these statements.

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended December 31, 2011, 2010 and 2009
(In thousands)

	2011	2010	2009
Net cash provided by operating and investing activities (balance brought forward)	$ 56,309	$ 3,311	$ 125,215
Cash flows provided by financing activities:			
Net decrease in deposits	(22,557)	(8,086)	(64,054)
Proceeds from Federal Home Loan Bank advances	95,000	84,000	44,000
Repayment of Federal Home Loan Bank advances	(124,330)	(88,357)	(113,815)
Net change in repurchase agreements and other borrowings	5,151	(411)	(4,786)
Dividends paid on common stock	—	—	(143)
Net increase (decrease) in advances by borrowers for taxes and insurance	(313)	504	(549)
Net cash used in financing activities	(47,049)	(12,350)	(139,347)
Net increase (decrease) in cash and cash equivalents	9,260	(9,039)	(14,132)
Cash and cash equivalents at beginning of year	29,114	38,153	52,285
Cash and cash equivalents at end of year	**$ 38,374**	**$ 29,114**	**$ 38,153**
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest on deposits and borrowings	**$ 10,327**	**$ 14,457**	**$ 20,726**
Cash paid for income taxes	**$ 475**	**$ —**	**$ 144**
Recognition of mortgage-servicing rights	**$ 681**	**$ 1,048**	**$ 1,171**
Transfers from loans to real estate acquired through foreclosure	**$ 11,191**	**$ 5,991**	**$ 9,631**

The accompanying notes are an integral part of these statements.

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE–A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Camco Financial Corporation ("Camco" or the "Corporation") is a bank holding company whose business activities are limited primarily to holding the common stock of Advantage Bank ("Advantage" or the "Bank"). Advantage conducts a general banking business within Ohio, West Virginia and northern Kentucky which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. Advantage's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Advantage can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management's control. On March 31, 2011, Camco liquidated its investment in Camco Title Agency. Camco Title provided title insurance, title services, and loan closing services primarily for Advantage. The balance sheet and results of operations of Camco Title are not material to the Corporation's consolidated financial statements.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements. Some items in the prior-year financial statements were reclassified to conform to the current year's presentation.

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

2. Investment Securities

Investment securities are classified as held to maturity or available for sale upon acquisition. Securities classified as held to maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders' equity. Realized gains and losses on sales of securities are recognized on the trade date using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. When evaluating investment securities, consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, whether the market decline was affected by macroeconomic conditions and whether the Corporation has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. In analyzing an issuer's financial condition, the Corporation may consider whether the securities are issued by the federal government or its agencies, or U.S. Government sponsored enterprises, whether downgrades by

NOTE–A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued).

2. Investment Securities (continued)

bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. The assessment of whether an OTTI exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment. If a security is determined to be other-than-temporarily impaired, but the entity does not intend to sell the security, only the credit portion of the estimated loss is recognized in earnings, with the other portion of the loss recognized in other comprehensive income.

3. Federal Home Loan Bank Stock

The Bank is a member of the Federal Home Loan Bank (FHLB) of Cincinnati. Members are required to own a certain amount of stock based on their level of borrowings and other factors, and may invest in additional amounts. FHLB stock is classified as restricted stock and is recorded at redemption value which approximates fair value. The Corporation periodically evaluates the stock for impairment based on ultimate recovery of par value.

4. Loans Receivable

Loans held in the portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees and costs and the allowance for loan losses.

The accrual of interest on loans is discontinued at the time the loan is three monthly payments delinquent unless the credit is well secured and in the process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued and not received, and income is not recognized until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

Loans held for sale are carried at the lower of cost (less principal payments received) or fair value (market value), calculated on an aggregate basis. At December 31, 2011 and 2010, loans held for sale were carried at cost.

5. Loan Origination and Commitment Fees

The Corporation accounts for loan origination fees and costs by deferring all loan origination fees received, net of certain direct origination costs, on a loan-by-loan basis and amortizing the interest income using the interest method, giving effect to actual loan prepayments. Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

NOTE–A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued).

6. Allowance for Loan Losses

It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, current trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in the Bank's primary market areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a charge-off or an allowance equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Such provision is based on management's estimate of the fair value of the underlying collateral, taking into consideration the current and currently anticipated future operating or sales conditions. As a result, such estimates are particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans is dependent to a great extent on economic, operating, and other conditions that may be beyond the Corporation's control.

The Corporation accounts for impaired loans by measurements based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

A loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions, the Corporation considers its investment in owner-occupied one- to four-family residential loans, home equity lines of credit and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Corporation's investment in multi-family, non-owner occupied residential, commercial and nonresidential loans, and its evaluation of any impairment thereon, such loans are generally collateral-dependent and as a result are carried as a practical expedient at the lower of cost or fair value. It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent.

7. Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the fair value of the property subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be ten to fifty years for buildings and improvements and three to twenty-five years for furniture, fixtures and equipment. An accelerated depreciation method is used for tax reporting purposes.

9. Mortgage Servicing Rights

The Corporation accounts for mortgage servicing rights ("MSRs") as separate assets. MSRs result from the origination of mortgage loans and the subsequent sale of those loans with servicing rights retained. At that time, an allocation of the cost of the loan is considered the MSR asset.

NOTE–A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued).

9. Mortgage Servicing Rights (continued)

The Corporation assesses the rights for impairment quarterly. Impairment is measured based on fair value. The MSRs recorded by the Bank are segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate.

To determine the fair value of the MSRs each reporting quarter, information is transmitted to a third party provider who assists in determining the fair value of MSRs, as described below.

MSRs are recognized as separate assets when loans are sold with servicing retained. A pooling methodology to the servicing valuation, in which loans with similar characteristics are "pooled" together, is applied for valuation purposes. Once pooled, each grouping of loans is evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from the portfolio. Earnings are projected from a variety of sources including loan service fees, interest earned on float, net interest earned on escrow balances, miscellaneous income and costs to service the loans. The present value of future earnings is the estimated market value for the pool, calculated using consensus assumptions that a third party purchaser would utilize in evaluating a potential acquisition of the servicing. Events that may significantly affect the estimates used are changes in interest rates and the related impact on mortgage loan prepayment speeds and the payment performance of the underlying loans. The interest rate for float is also calculated utilizing the current period fed funds rate. Mortgage loan prepayment speeds are calculated by taking into consideration Advantage Bank's historical trends when estimating prepayment speeds and helped provide scenarios with each evaluation. Based on the assumptions, pre-tax projections are prepared for each pool of loans serviced. These earning figures approximate the cash flow that could be received from the servicing portfolio. Valuation results are presented quarterly to management. At that time, the information is reviewed and MSRs are marked to the lower of amortized cost or fair value for the current quarter.

The Corporation recorded capitalization related to MSRs totaling approximately $681,000, $1.0 million and $1.2 million, for the years ended December 31, 2011, 2010 and 2009, respectively.

The Corporation recorded amortization related to MSRs totaling approximately $1.3 million, $1.6 million and $360,000, for the years ended December 31, 2011, 2010 and 2009, respectively. The carrying value of the Corporation's MSRs, which approximated their fair value, totaled approximately $3.3 million and $3.8 million at December 31, 2011 and 2010, respectively. Fair value was determined using discount rates ranging from 7.5% to 9.0% in 2011 and 2010, and prepayment speeds ranging from 6.0% to 25.5% in 2011 and from 6.0% to 33.6% in 2010.

At December 31, 2011 and 2010, the Bank was servicing residential mortgage loans of approximately $446.1 million and $485.6 million, respectively, which were sold to the Freddie Mac, Fannie Mae and other investors.

10. Federal Income Taxes

Income taxes are provided based on the liability method of accounting, which includes the recognition of deferred tax assets and liabilities for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. In general, the Corporation records deferred tax assets when the event giving rise to the tax benefit has been recognized in the Consolidated Financial Statements.

A valuation allowance is recognized to reduce any deferred tax assets that, based upon available information, it is more-likely-than-not all, or any portion, of the deferred tax asset will not be realized. Assessing the need for, and amount of, a valuation allowance for deferred tax assets requires

NOTE–A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued).

10. Federal Income Taxes (continued)

significant judgment and analysis of evidence regarding realization of the deferred tax assets. In most cases, the realization of deferred tax assets is dependent upon the Corporation generating a sufficient level of taxable income in future periods, which can be difficult to predict. In 2011 and 2010, the Corporation recorded a full valuation allowance against the net deferral tax asset.

The calculation of tax liabilities is complex and requires the use of estimates and judgment since it involves the application of complex tax laws that are subject to different interpretations by the Corporation and the various tax authorities. These interpretations are subject to challenge by the tax authorities upon audit or to reinterpretation based on management's ongoing assessment of facts and evolving case law.

From time-to-time and in the ordinary course of business, the Corporation is involved in inquiries and reviews by tax authorities that normally require management to provide supplemental information to support certain tax positions taken in the tax returns. Uncertain tax positions are initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Management believes it has taken appropriate positions on its tax returns, although the ultimate outcome of any tax review cannot be predicted with certainty. Still, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the current and historical financial statements.

11. Earnings (Loss) Per Share

Basic earnings (loss) per common share is computed based upon the weighted-average number of common shares outstanding during the year. Diluted earnings (loss) per common share is computed including the dilutive effect of additional potential common shares issuable under outstanding stock options. Diluted earnings (loss) per share is not computed for periods in which an operating loss is sustained. The computations were as follows for the years ended December 31:

For the years ended (in thousands, except per share information)	2011	2010	2009
BASIC:			
Net earnings (loss)	$ 214	$(14,559)	$(11,217)
Weighted average common shares outstanding	7,206	7,206	7,202
Earnings (Loss) per share—Basic	$ 0.03	$ (2.02)	$ (1.56)
DILUTED:			
Net earnings (loss)	$ 214	$(14,559)	$(11,217)
Weighted average common shares outstanding	7,206	7,206	7,202
Dilutive effect of stock options	0	0	0
Total common shares and dilutive potential common shares	7,206	7,206	7,202
Diluted earnings (loss) per share	$ 0.03	$ (2.02)	$ (1.56)

Options to purchase 587,342 shares of common stock were outstanding during 2011 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. Options to purchase 463,642 and 260,833 shares of common stock at December 31, 2010 and 2009, respectively, were excluded from the computation of diluted earnings per share for those years because of the loss incurred.

NOTE–A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued).

12. Cash and Cash Equivalents

Cash and cash equivalents consist of cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of three months or less.

13. Advertising

Advertising costs are expensed when incurred.

14. New Accounting Pronouncements

FASB ASU 2011-02, *A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring*. In April 2011, the FASB issued ASU 2011-02, which provides additional guidance to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The amendments in this update were effective for the Corporation beginning in the quarter ended September 30, 2011 and were applied retrospectively to January 1, 2011. In addition, the modification disclosures described in ASU 2010-20, which were subsequently deferred by ASU 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings*, began in the quarter ended September 30, 2011.

FASB ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* In May 2011, the FASB issued ASU 2011-04, which represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments to the Codification in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The impact of adoption of this ASU is not expected to be material.

FASB ASU 2011-05, *Presentation of Comprehensive Income.* In June 2011, the FASB issued ASU 2011-05, which provides entities with the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income, along with a total for other comprehensive income, and a total amount for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. This update should be applied retrospectively effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12. This standard defers the requirement to present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements.

NOTE–A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued).

15. Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE–B - INVESTMENT SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at December 31, 2011 and 2010 are as follows:

	2011			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Available for sale:				
U.S. Government sponsored enterprises	$16,289	$ 6	$ 3	$16,292
Corporate equity securities	106	—	54	52
Mortgage-backed securities	1,469	32	—	1,501
Total investment securities available for sale	$17,864	$ 38	$ 57	$17,845
Held to maturity:				
Municipal bonds	$ 2,008	$—	$—	$ 2,008
Mortgage-backed securities	1,075	52	—	1,127
Total investment securities held to maturity	$ 3,083	$ 52	$—	$ 3,135

	2010			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Available for sale:				
U.S. Government sponsored enterprises	$ 2,010	$ 55	$—	$ 2,065
Corporate equity securities	157	—	59	98
Mortgage-backed securities	27,040	1,565	—	28,605
Total investment securities available for sale	$29,207	$1,620	$ 59	$30,768
Held to maturity:				
Municipal bonds	$ 2,608	$ 32	$ 36	$ 2,604
Mortgage-backed securities	1,340	52	3	1,389
Total investment securities held to maturity	$ 3,948	$ 84	$ 39	$ 3,993

NOTE–B - INVESTMENT SECURITIES (continued).

The amortized cost and estimated fair value of investment securities at December 31, 2011 by contractual term to maturity are shown below.

	Available for Sale		Held to Maturity	
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(In thousands)			
Due in one year or less	$ —	$ —	$ —	$ —
Due after one year through five years	16,289	16,292	—	—
Due after five years through ten years	—	—	—	—
Due after ten years	—	—	2,008	2,008
Subtotal	16,289	16,292	2,008	2,008
Mortgage-backed securities	1,469	1,501	1,075	1,127
Corporate equity securities	106	52	—	—
Total	$17,864	$17,845	$3,083	$3,135

Proceeds from sales of investment securities during the year ended December 31, 2011, totaled $27.2 million, resulting in gross realized gains of $1.3 million. There were no sales of investment securities in 2010 or 2009.

At December 31, 2011 and 2010, there were $7.0 million and $2.1 million securities in an unrealized loss position less than twelve months and $0 and $11,000 of securities in an unrealized loss position more than twelve months, respectively. The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2011 and 2010.

	2011					
	Less than 12 months			More than 12 months		
(In thousands)	Fair value	Unrealized losses	No. of Securities	Fair value	Unrealized losses	No. of Securities
Available for sale:						
Corporate equity securities	$ —	$—	—	$ 52	$ 54	2
U.S. Government sponsored enterprises	6,994	3	3	—	—	—
Total	$6,994	$ 3	3	$ 52	$ 54	2

	2010					
	Less than 12 months			More than 12 months		
(In thousands)	Fair value	Unrealized losses	No. of Securities	Fair value	Unrealized losses	No. of Securities
Available for sale:						
Corporate equity securities	$ —	$—	—	$ 98	$ 59	2
Held to maturity:						
Municipal bonds	2,112	36	1	—	—	—
Mortgage-backed securities	—	—	—	11	3	2
Total	$2,112	$ 36	1	$109	$ 62	4

NOTE–B - INVESTMENT SECURITIES (continued).

Management has the intent and ability to hold these securities for the foreseeable future and the decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

At December 31, 2011 and 2010, approximately $13.7 million and $13.9 million, respectively, of investment securities were pledged in accordance with federal and state requirements to secure deposits and repurchase agreements.

NOTE–C - ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is a reserve established through a provision which is charged to expense and represents management's best estimate of probable losses that could be incurred within the existing portfolio of loans. The allowance is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Corporation's allowance for possible loan loss methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The provision for possible loan losses reflects loan quality trends, including the levels of and trends related to non-accrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors. The amount of the provision reflects not only the necessary allowance for possible loan losses related to newly identified criticized loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools.

The current level of the allowance is directionally consistent with classified assets, non-accrual and delinquency. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Corporation's control, including, among other things, the performance of the Corporation's loan portfolio, the economy, changes in interest rates and comments of the regulatory authorities toward loan classifications.

The Corporation's allowance for possible loan losses consists of three elements: (i) specific valuation allowances on probable losses on specific loans; (ii) historical valuation allowances based on historical loan loss experience for similar loans with similar characteristics and trends, adjusted, as necessary, to reflect the impact of current conditions; and (iii) general valuation allowances based on general economic conditions and other qualitative risk factors both internal and external to the Corporation.

Loans identified as losses by management, internal loan review and/or bank examiners are charged-off. Furthermore, consumer loan accounts are charged-off automatically based on regulatory requirements.

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

Change in the allowance for loan losses is summarized as follows:

(in thousands)	Construction	Consumer	Multi-Family	Land, Farm & Ag Loans	Residential	Commercial & Non-Residential	C&I	Total
Allowance for credit losses:								
Beginning balance December 31, 2010	$ 166	$ 246	$ 2,860	$ 849	$ 8,050	$ 3,638	$ 1,061	$ 16,870
Charge-offs	—	(62)	(388)	(107)	(3,370)	(1,938)	(48)	(5,913)
Recoveries	—	32	158	242	554	211	99	1,296
Provision	(131)	(136)	(146)	(430)	3,043	654	(575)	2,279
Ending balance December 31, 2011	$ 35	$ 80	$ 2,484	$ 554	$ 8,277	$ 2,565	$ 537	$ 14,532
Ending balance								
Individually evaluated for impairment	$ 3	$ 41	$ 426	$ 208	$ 720	$ 335	$ 27	$ 1,760
Collectively evaluated for impairment	$ 32	$ 39	$ 2,058	$ 346	$ 7,557	$ 2,230	$ 510	$ 12,772
Portfolio balances:								
Collectively evaluated for impairment	$23,857	$3,402	$83,246	$16,619	$307,057	$156,457	$38,355	$628,993
Individually evaluated for impairment								
With no related allowance	—	—	51	—	1,945	695	112	2,803
With related allowance	19	128	4,633	1,203	8,922	6,612	396	21,913
Ending balance December 31, 2011	$23,876	$3,530	$87,930	$17,822	$317,924	$163,764	$38,863	$653,709

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

(in thousands)	Construction	Consumer	Multi-Family	Land, Farm & Ag Loans	Residential	Commercial & Non-Residential	C&I	Total
Allowance for credit losses:								
Beginning balance December 31, 2009	$ 338	$ 98	$ 731	$ 628	$ 10,519	$ 3,148	$ 637	$ 16,099
Charge-offs	(482)	(28)	(1,535)	(2,283)	(7,530)	(3,688)	(3,399)	(18,945)
Recoveries	39	9	103	247	490	157	211	1,256
Provision	271	167	3,561	2,257	4,571	4,021	3,612	18,460
Ending balance December 31, 2010	$ 166	$ 246	$ 2,860	$ 849	$ 8,050	$ 3,638	$ 1,061	$ 16,870
Ending balance								
Individually evaluated for impairment	$ —	$ —	$ —	$ —	$ 256	$ 1,171	$ 170	$ 1,597
Collectively evaluated for impairment	$ 166	$ 246	$ 2,860	$ 849	$ 7,794	$ 2,467	$ 891	$ 15,273
Portfolio balances:								
Collectively evaluated for impairment	$26,225	$3,826	$71,162	$10,820	$369,226	$155,326	$27,607	$664,192
Individually evaluated for impairment								
With no related allowance	—	—	3,180	1,549	3,122	4,122	706	12,679
With related allowance	—	—	—	—	2,706	4,503	630	7,839
Ending balance December 31, 2010	$26,225	$3,826	$74,342	$12,369	$375,054	$163,951	$28,943	$684,710

Activity in the allowance for loan losses is summarized as follows for the December 31, 2009 period:

(in thousands)	2009
Balance at beginning of year	$ 15,747
Provision for losses on loans	21,792
Charge-offs of loans	(22,546)
Recoveries	1,106
Balance at end of year	$ 16,099

Non-performing and Past Due Loans. Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on non-performingstatus when, the loan is three payments past due as well as when required by regulatory provisions. Loans may be placed on non-performing status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is recognized when the loan is returned to accrual status and all the principal and interest amounts contractually due are brought current for a minimum of six months, or future payments are reasonably assured.

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

Nonperforming loans, segregated by class of loans at December 31, as follows:

(in thousands)	2011	2010
Construction	$ 19	$ 1,791
Land, Farmland, Agriculture	367	—
Residential / prime	4,823	6,776
Residential / subprime	17,454	14,722
Commercial / Non-residential	1,879	7,717
Consumer	113	39
Commercial and industrial	212	706
Multi Family	51	2,028
Total	$24,918	$33,779

Interest income that would have been recognized had such nonperforming loans performed pursuant to contractual terms totaled approximately $2.6 million, $2.2 million and $2.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

An age analysis of past due loans, segregated by class of loans, as of December 31, 2011 were as follows:

(in thousands)	Loans 30-59 Days Past Due	Loans 60 - 89 or More Days Past Due	Loans 90+ Days Past Due	Total Past Due	Current	Total Loans	Accruing Loans 90 Days Past Due
Construction	$ —	$ —	$ —	$ —	$ 23,876	$ 23,876	$—
Land, Farmland, Ag Loans	103	—	136	239	17,583	17,822	—
Residential / prime	638	269	4,139	5,046	235,502	240,548	—
Residential / subprime	5,380	1,818	9,499	16,697	60,679	77,376	—
Commercial	462	527	638	1,627	162,137	163,764	—
Consumer	54	76	18	148	3,382	3,530	—
Commercial and industrial	45	—	114	159	38,704	38,863	—
Multi Family	—	—	51	51	87,879	87,930	—
Total	$6,682	$2,690	$14,595	$23,967	$629,742	$653,709	$—

An age analysis of past due loans, segregated by class of loans, as of December 31, 2010 were as follows:

(in thousands)	Loans 30-59 Days Past Due	Loans 60 - 89 or More Days Past Due	Loans 90+ Days Past Due	Total Past Due	Current	Total Loans	Accruing Loans 90 Days Past Due
Construction	$ 75	$ —	$ 1,057	$ 1,132	$ 25,093	$ 26,225	$—
Land, Farmland, Ag Loans	—	—	—	—	12,369	12,369	—
Residential / prime	624	343	5,366	6,333	279,864	286,197	—
Residential / subprime	5,077	1,451	11,119	17,647	71,210	88,857	—
Commercial	—	2,766	3,301	6,067	157,884	163,951	—
Consumer	36	3	18	57	3,769	3,826	—
Commercial and industrial	85	—	706	791	28,152	28,943	—
Multi Family	85	—	1,685	1,770	72,572	74,342	—
Total	$5,982	$4,563	$23,252	$33,797	$650,913	$684,710	$—

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

Impaired loans. Loans are considered impaired when, based on current information and events, it is probable the Corporation will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is evaluated in total for smaller-balance loans of a similar nature and on an individual loan basis for other larger commercial credits. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, of collateral if payment is expected solely from the collateral or at the present value of estimated future cash flows using the loan's existing rate or at the loan's fair sale value. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured in which case interest is recognized on an accrual basis. Impaired loans or portions of loans are charged off when deemed uncollectible.

We have included the following information with respect to impairment measurements relating to collateral-dependent loans for better understanding of our process and procedures relating to fair value of financial instruments:

- Based on policy, a loan is typically deemed impaired (nonperforming) once it has gone over three payments or 90 days delinquent. Our management of the troubled credit will vary as will the timing of valuations, loan loss provision and charge offs based on a multitude of factors such as, cash flow of the business/borrower, responsiveness of the borrower, communication with the commercial banker, property inspections, property deterioration, and delinquency. Typically, a nonperforming, non-homogeneous collateral dependent loan will be valued and adjusted (if needed) within a 90 day period after determination of impairment. If impaired, the collateral is then evaluated and an updated appraisal is most typically ordered. Upon receipt of an appraisal or other valuation, we complete an analysis to determine if the impaired loan requires a specific reserve or to be charged down to estimated net realizable value. The time frame may be as short as 30 days or as much as 180 days, when an appraisal is ordered.
- Camco's credit risk management process consistently monitors key performance metrics across both the performing and non-performing assets to identify any further degradation of credit quality. Additionally, impaired credits are monitored in weekly loan committee asset quality discussions, monthly Asset Classification Committee meetings and quarterly loan loss reserve reviews. Strategy documents and exposure projections are completed on a monthly basis to ensure that the current status of the troubled asset is clearly understood and reported.
- The Asset Classification Committee oversees the management of all impaired loans and any subsequent loss provision or charge-off that is considered. When a loan is deemed impaired, the valuation is obtained to determine any existing loss that may be present as of the valuation date. Policy dictates that any differences from fair market value, less costs to sell, are to be recognized as loss during the current period (loan loss provision or charge-off). Any deviations from this policy will be identified by amount and contributing reasons for the policy departure during our quarterly reporting process.
- Camco's policies dictate that an impaired loan subject to partial charge-off will remain in a nonperforming status until it is brought current. Typically, this occurs when a loan is paid current and completes a period on on-time payments that demonstrate that the loan can perform. Camco monitors through various system reports any loan whose terms have been modified. These reports identify troubled debt restructures, modification, and renewals.

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

- When circumstances do not allow for updated collateral or Camco determines that an appraisal is not needed, the underlying collateral's fair market value is estimated in the following ways:
  - Camco personnel property inspections combined with original appraisal review
  - County Auditor values
  - Broker price opinions
  - Various on-line fair market value estimations programs (i.e. Freddie Mac, Fannie Mae, etc).

Year-end impaired loans are set forth in the following table:

2011	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Construction	$ —	$ —	$ —	$ —	$ —
Land, Farmland, Ag Loans	—	—	—	—	—
Residential	1,945	3,579	—	2,273	7
Commercial	695	2,015	—	703	27
Consumer	—	—	—	—	—
Commercial and industrial	112	151	—	113	2
Multi Family	51	971	—	52	—
Total	$ 2,803	$ 6,716	$ —	$ 3,141	$ 36
With a related specific allowance recorded:					
Construction	$ 19	$ —	$ 3	$ —	$ 1
Land, Farmland, Ag Loans	1,203	1,216	208	1,276	74
Residential	8,922	9,033	720	8,233	456
Commercial	6,612	6,612	335	4,404	358
Consumer	128	100	41	25	—
Commercial and industrial	396	396	27	304	26
Multi Family	4,633	4,633	426	4,674	259
Total	$21,913	$21,990	$1,760	$18,916	$1,174

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

The Bank's impaired loan information for previous years is as follows:

2010	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Construction	$ 1,549	$ 5,558	$ —	$ 3,389	$—
Land, Farmland, Ag Loans	—	—	—	—	—
Residential	3,122	4,854	—	3,866	19
Commercial	4,122	8,239	—	5,765	6
Consumer	—	—	—	—	—
Commercial and industrial	706	1,208	—	1,035	11
Multi Family	3,180	5,166	—	3,786	3
Total	$12,679	$25,025	$ —	$17,841	$ 39
With a related specific allowance recorded:					
Construction	$ —	$ —	$ —	$ —	$—
Land, Farmland, Ag Loans	—	—	—	—	—
Residential	2,706	3,306	256	3,078	—
Commercial	4,503	4,521	1,171	4,589	131
Consumer	—	—	—	—	—
Commercial and industrial	630	630	170	383	—
Multi Family	—	—	—	—	—
Total	$ 7,839	$ 8,457	$1,597	$ 8,050	$131

At December 31: (In thousands)	2009
Impaired loans with related allowance	$ 7,509
Impaired loans with no related allowance	18,473
Total impaired loans	$25,982
Allowance on impaired loans	$ 4,399

(In thousands)	2009
For the year ended December 31:	
Average balance of impaired loans	$40,544
Cash basis interest income recognized on impaired loans	$ 1,044

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

The Corporation categorizes loans and leases into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Corporation analyzes loans and leases individually by classifying the loans and leases as to credit risk. The loans monitored utilizing the risk categories listed below refer to commercial, commercial and industrial, construction, land, farmland and agriculture loans. All non-homogeneous loans are monitored through delinquency reporting. This analysis is performed on a quarterly basis. The Corporation uses the following definitions for risk ratings:

- **Uncriticized Assets**

  Uncriticized assets exhibit no material problems, credit deficiencies or payment problems. These assets generally are well protected by the current net worth and paying capacity of the obligor or by the value of the asset or underlying collateral. Such credits are graded as follows: Excellent (1), Good (2), Satisfactory (3) or Watch (4).

- **Special Mention Assets (Grade 5)**

  Special Mention Assets have potential weaknesses or pose an unwarranted financial risk that deserves management's close attention. If left uncorrected, these weaknesses may result in deterioration of the repayment prospects for the asset or in the Bank's credit position at some future date. Special Mention Assets are not adversely classified and do not expose the Bank to sufficient risk to warrant adverse classification.

- **Substandard Assets (Grade 6)**

  An asset classified Substandard is protected inadequately by the current net worth and paying capacity of the obligor, or by the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. The possibility that liquidation would not be timely requires a substandard classification even if there is little likelihood of total loss.

  Assets classified as Substandard may exhibit one or more of the following weaknesses:

  - The primary source of repayment is gone or severely impaired and the Bank may have to rely upon a secondary source.
  - Loss does not seem likely but sufficient problems have arisen to cause the Bank to go to abnormal lengths to protect its position in order to maintain a high probability of repayment.
  - Obligors are unable to generate enough cash flow for debt reduction.
  - Collateral has deteriorated.
  - The collateral is not subject to adequate inspection and verification of value (if the collateral is expected to be the source of repayment).
  - Flaws in documentation leave the Bank in a subordinated or unsecured position if the collateral is needed for the repayment of the loan.
  - For assets secured by real estate, the appraisal does not conform to FDIC appraisal standards or the assumptions underlying the appraisal are demonstrably incorrect.

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

- **Doubtful Assets (Grade 7)**

  An asset classified Doubtful has all the weaknesses inherent in one classified as Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

- **Loss Assets (Grade 8)**

  An asset, or portion thereof, classified loss is considered uncollectible and of such little value that its continuance on the books is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value; rather, it is not practical or desirable to defer writing off an essentially worthless asset (or portion thereof), even though partial recovery may occur in the future.

Loans and leases not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans and leases. Based on the most recent analysis performed, the risk category of loans and leases is as follows:

(Dollars in Thousands)

December 31, 2011	Pass	Watch	Special Mention	Substandard	Total [1]
Construction	$ 16,263	$ 7,594	$ —	$ 19	$ 23,876
Land, Farmland, Ag Loans	15,894	173	292	1,463	17,822
Commercial	129,446	17,112	4,959	12,247	163,764
Commercial and industrial	33,064	5,154	336	309	38,863
Multi Family	57,353	24,470	4,138	1,969	87,930
Total	$252,020	$54,503	$9,725	$16,007	$332,255

(Dollars in Thousands)

December 31, 2010	Pass	Watch	Special Mention	Substandard	Total [1]
Construction	$ 12,438	$10,514	$ 329	$ 2,944	$ 26,225
Land, Farmland, Ag Loans	11,737	632	—	—	12,369
Commercial	124,478	11,982	6,158	21,333	163,951
Commercial and industrial	22,488	4,416	165	1,874	28,943
Multi Family	66,074	1,861	3,227	3,180	74,342
Total	$237,215	$29,405	$9,879	$29,331	$305,830

Homogeneous loans are monitored at 60+ days delinquent. See page 65 segregated by class of loans related to residential and consumer.

(1) There are no doubtful loans as of December 31, 2011 or 2010.

Modifications.

A modification of a loan constitutes a troubled debt restructuring ("TDR") when a borrower is experiencing financial difficulty and the modification constitutes a concession. The Corporation offers various types of

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

concessions when modifying a loan, however, forgiveness of principal is rarely granted. Commercial and industrial loans modified in a TDR often involve temporary interest-only payments, term extensions, and converting revolving credit lines to term loans. Additional collateral and/or guarantors may be requested.

Commercial mortgage and construction loans modified in a TDR often involve a temporary or permanent interest rate reduction, extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, and/or substituting or adding a new borrower or guarantor. Construction loans modified in a TDR may also involve extending the interest-only payment period. Residential mortgage loans modified in a TDR are primarily comprised of loans where monthly payments are lowered to accommodate the borrowers' financial needs. This is accomplished by temporary interest only payment periods, temporarily lowering the interest rate, extending the maturity date or a combination of these strategies. The accrual status of modified residential mortgages is dependent on the delinquency status before, during and after the modification process. Home equity modifications are uniquely designed to meet the specific needs of each borrower. Modified terms for home equity loans include renewal of an interest only payment stream, extending the maturity date, converting to a principal and interest payment, amortizing the balance due, or a combination of these strategies. Automobile loans are typically not modified.

Loans modified in a TDR may be in accrual status, non-accrual status, partial charge-offs, not delinquent, delinquent or any combination of these criteria. As a result, loans modified in a TDR for the Corporation may have the financial effect of increasing the specific allowance associated with individual loans. An allowance for impaired consumer and commercial loans that have been modified in a TDR is measured based either on the present value of expected future cash flows discounted at the loan's original effective interest rate, or the estimated fair value of the collateral, less any selling costs, if the loan is collateral dependent. Management exercises significant judgment in developing these estimates.

The following presents, by class, information related to loans modified in a TDR during the year ended December 31, 2011.

	Loans Modified as a TDR for the Year Ended December 31, 2011	
Troubled Debt Restructurings (dollars in thousands)	Number of Contracts	Recorded Investment (as of period end)[1]
Land, Farmland, Ag loans	2	$1,203
Residential—prime	11	572
Residential—subprime	24	1,944
Commercial	6	1,472
Consumer Other	2	70
Commercial and Industrial	3	196
Multi-family	1	1,266
Total	49	$6,723

[1] The period end balances are inclusive of all partial pay downs and charge-offs since the modification date. Loans modified in a TDR that were fully paid down, charged-off, or foreclosed upon by period end are not reported.

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

The following presents, by class, loans modified in a TDR during 2011 that subsequently defaulted (i.e., 60 days or more past due following a modification) during the year ended December 31, 2011.

	Loans Modified as a TDR Within the Previous Twelve Months That Subsequently Defaulted During the Year Ended December 31, 2011	
(dollars in thousands)	Number of Contracts	Recorded Investment (as of period end) [(1)]
Residential—subprime	2	$ 91
Consumer	1	254
Commercial and Industrial	1	68
Total	4	$413

(1) The period end balances are inclusive of all partial pay downs and charge-offs since the modification date. Loans modified in a TDR that were fully paid down, charged-off, or foreclosed upon by period end are not reported.

NOTE–D - RELATED PARTY LOANS

The Bank, in the ordinary course of business, has granted loans to certain of its directors, executive officers, and their related interests. Such loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectability. The aggregate dollar amount of these loans totaled approximately $640,000 and $663,000 at December 31, 2011 and 2010, respectively. During 2011, no related party loans were made and repayments totaled $23,000.

NOTE–E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at December 31, is summarized as follows:

	2011	2010
	(In thousands)	
Land	$ 1,948	$ 2,120
Buildings and improvements	11,656	13,107
Furniture, fixtures and equipment	8,839	8,796
	22,443	24,023
Less accumulated depreciation and amortization	13,798	14,095
	$ 8,645	$ 9,928

Depreciation expense amounted to $1.2 million, $1.2 million, and $1.3 million for years ended December 31, 2011, 2010 and 2009.

NOTE–F - DEPOSITS

Deposit balances by type at December 31, 2011 and 2010, are summarized as follows:

(Dollars in thousands)	Amount 2011	Amount 2010
Noninterest-bearing checking accounts	$ 62,881	$ 46,597
NOW accounts	64,213	65,679
Money market demand accounts	114,503	96,294
Passbook and statement savings accounts	42,417	38,665
Certificates of deposit	345,245	404,581
Total deposits	$629,259	$651,816

At December 31, 2011 and 2010, the Corporation had certificate of deposit accounts with balances of $100,000 and above totaling $94.1 million and $114.3 million, respectively.

The contractual maturities of outstanding certificates of deposit are summarized as follows at December 31, 2011:

Year ending December 31:	(In thousands)
2012	$202,593
2013	49,102
2014	58,604
2015	24,219
2016	10,727
Total certificate of deposit accounts	$345,245

NOTE–G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

The following table summarizes the types of advances from the Federal Home Loan Bank of Cincinnati (FHLB) at December 31:

2011

	Weighted-Average Rate	Weighted-Average Maturity (years)	Balance (in thousands)
Fixed-rate, balloon	3.25%	3.42	$ 218
Fixed-rate, interest only	2.48	1.36	17,000
Fixed-rate, amortizing	6.06	6.32	1,386
Fixed-rate, interest only, convertible	3.70	3.14	25,000
Fixed-rate, interest only, putable	4.34	2.24	20,000
Total	3.63%	2.45	$63,604

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–G - ADVANCES FROM THE FEDERAL HOME LOAN BANK (continued).

2010

	Weighted-Average Rate	Weighted-Average Maturity (years)	Balance (in thousands)
Fixed-rate, balloon	3.25%	4.50	$ 226
Fixed-rate, interest only	2.09	1.75	43,000
Fixed-rate, amortizing	6.04	7.17	1,708
Fixed-rate, interest only, convertible	3.84	3.79	28,000
Fixed-rate, interest only, putable	4.34	3.32	20,000
Total	3.17%	2.81	$92,934

Convertible fixed-rate advances may be converted to floating-rate advances, on a quarterly basis, at the option of the FHLB. Putable fixed-rate advances may be terminated, on a quarterly basis after a fixed period of time, at the option of the FHLB. The Corporation may only repay convertible and putable advances upon conversion or termination by the FHLB without penalty, prior to maturity.

Advances from the FHLB, collateralized at December 31, 2011, by a blanket agreement using the Bank's one- to four- family and multi-family mortgage, commercial real estate and home equity lines of credit portfolios and the Bank's investment in FHLB stock, are as follows:

Maturing year Ending December 31,	Interest rate range	(Dollars in thousands)
2012	4.45%-4.70%	$10,000
2013	1.80%-6.05%	22,073
2014	4.26%-6.10%	5,165
2015	3.25%-4.05%	20,218
2016	-	—
Thereafter	3.95%-7.00%	6,148
		$63,604

NOTE–H - OTHER BORROWINGS

In July 2007, the Corporation formed a special purpose entity, Camco Statutory Trust I (Trust), for the sole purpose of issuing $5.0 million trust preferred securities. Additionally, Camco issued subordinated debentures to the Trust in exchange for the proceeds of the offering of the trust preferred securities. The subordinated debentures represent the sole asset of the Trust. The subordinated debentures are due on September 15, 2037 (Due Date). The subordinated debentures carry a fixed rate of interest of 6.648% until September 15, 2012, at which point the interest rate becomes variable at 133 basis points over the three month LIBOR rate. The Corporation may redeem the subordinated debentures any time prior to the Due Date as follows:

Call Date	Terms
9/15/2011	Callable at 100.785% of par
9/15/2012	Callable until Due Date at par

Camco and Camco Statutory Trust I are permitted to defer interest and dividend payments, for up to five consecutive years without resulting in a default. These dividends have been deferred since April, 2009.

NOTE–H - OTHER BORROWINGS (continued).

Obligations for securities sold under agreements to repurchase were $11.7 million and $6.5 million for December 31, 2011 and 2010, respectively. They were collateralized at December 31, 2011 and 2010, by investment securities with an amortized cost including accrued interest of approximately $11.6 million and $8.7 million and a market value of approximately $13.7 million and $9.1 million, respectively. The maximum balance of repurchase agreements outstanding at any month-end during the years ended December 31, 2011 and 2010, was $11.7 million and $9.1 million, respectively, and the average month-end balance outstanding for 2011 and 2010 was approximately $7.9 million and $6.8 million, respectively.

NOTE–I - FEDERAL INCOME TAXES

The provision for income taxes consists of the following:

(Dollars in thousands)	Year Ended December 31,		
	2011	2010	2009
Income Taxes:			
Federal current expense (benefit)	$ 7	$ (299)	$(3,924)
Federal deferred expense (benefit)	(292)	(5,038)	(2,373)
Valuation allowance	829	5,855	—
Total Income Tax (Benefit)	$ 544	$ 518	$(6,297)

A reconciliation of the rate of taxes which are payable at the federal statutory rate are summarized as follows:

(Dollars in thousands)	2011	2010	2009
Federal income taxes computed at the expected statutory rate	$ 257	$(4,774)	$(5,955)
Increase (decrease) in taxes resulting from:			
Nontaxable dividend and interest income	(37)	(21)	(10)
Increase in cash surrender value of life insurance—net	(249)	(209)	(258)
Valuation allowance for deferred tax assets	829	5,855	—
Surrender of bank owned life insurance & penalty	72	70	452
Other	(328)	(403)	(526)
Federal income tax provision per consolidated financial statements	$ 544	$ 518	$(6,297)

NOTE–I - FEDERAL INCOME TAXES (continued).

The components of the Corporation's net deferred tax liability at December 31 are as follows:

Taxes (payable) refundable on temporary differences at statutory rate:	**2011**	**2010**
	(In thousands)	
Deferred tax assets:		
General loan loss allowance	$ 4,941	$ 5,736
Deferred loan fees	301	316
Deferred compensation	1,059	1,097
Other assets	533	877
Non-accrual interest	201	350
Unrealized loss on securities designated as available for sale	7	—
Tax credits and low income housing credits	1,739	1,342
NOL carryforward	2,443	4,506
Total deferred tax assets	11,224	14,224
Deferred tax liabilities:		
FHLB stock dividends	$ (1,660)	$ (5,017)
Mortgage servicing rights	(1,109)	(1,306)
Book versus tax depreciation	(887)	(771)
Original issue discount	(755)	(583)
Unrealized gains on securities designated as available for sale	—	(530)
Purchase price adjustments	(129)	(162)
Total deferred tax liabilities	(4,540)	(8,369)
Valuation Allowance	$ (6,684)	$ (5,855)
Net deferred tax asset (liability)	$ —	$ —

Camco is currently in process of an Internal Revenue Service audit for tax year 2009. The Corporation does not expect any changes to its tax positions as a result of the audit.

At December 31, 2011, the Corporation has a $7.2 million net operating loss carry forward available to reduce future income taxes through 2030. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the reversal of deferred tax assets and liabilities (including the impact of carryforward periods), projected future taxable income and tax-planning strategies in making this assessment. Based upon the Corporation's cumulative three year loss position and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is likely that the Corporation will be able to realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could change in the near term if estimates of future taxable income during the carryforward period change.

For years prior to 1996, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions

NOTE–I - FEDERAL INCOME TAXES (continued).

will be subject to federal income taxes at the then current corporate income tax rate. The bad debt deduction had accumulated to approximately $12.1 million as of December 31, 2011. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $4.1 million at December 31, 2011.

NOTE–J - COMMITMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

The following table summarizes the Bank's outstanding commitments to originate adjustable and fixed-rate loans at December 31:

(in thousands)	Fixed Rate Loans	Adjustable Rate Loans	Unused lines of Credit—HELOC & Other	Standby letters of credit
2011	$2,659	$49,220	$40,423	$344
2010	$2,734	$42,521	$46,028	$397

Management believes that all loan commitments are able to be funded through cash flow from operations and existing liquidity related investments available for sale that are not used for collateralization and borrowing capacity. Fees received in connection with these commitments have not been recognized in earnings.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

NOTE–J - COMMITMENTS (continued).

The Corporation has entered into lease agreements for office premises and equipment under operating leases which expire at various dates through the year ended December 31, 2017. The following table summarizes minimum payments due under lease agreements by year:

Year ending December 31,	(In thousands)
2012	$ 327
2013	222
2014	172
2015	155
2016	117
2017	30
	$1,023

Rental expense under operating leases totaled approximately $377,000, $400,000 and $395,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE–K - REGULATORY MATTERS AND REGULATORY CAPITAL

Camco is subject to the regulatory capital requirements of the Federal Reserve Board (the "FRB") and Advantage is subject to the requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The FRB and FDIC have adopted risk-based capital ratio guidelines to which the Corporation is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide the capital into two tiers. The first tier ("Tier I") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Banks and bank holding companies are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier I capital. The regulatory agencies may, however, set higher capital requirements when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

NOTE–K - REGULATORY MATTERS AND REGULATORY CAPITAL (continued).

Advantage entered into a consent agreement with the FDIC and the Division that provided for the issuance of an order by the FDIC and the Division, which order was executed by the FDIC and Division on February 9, 2012 (the "2012 Consent Order"). The Consent Order requires Advantage to, among other things, (i) increase its Tier 1 risk based capital to 9% by March 31, 2012; and (ii) seek regulatory approval prior to declaring or paying any cash dividend. Therefore, Advantage must maintain 9% Tier 1 Capital to be deemed "adequately capitalized". As a result of the 2012 Consent Order, Advantage remains disqualified as a public depository under Ohio law and will incur higher premiums for FDIC insurance of its accounts. Currently, Advantage is not in compliance with the Tier 1 capital requirement of the 2012 Consent Order.

The following tables present certain information regarding compliance by Camco and Advantage with applicable regulatory capital requirements at December 31, 2011:

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total capital to risk-weighted assets:						
Camco Financial Corporation	$57,968	9.54%	≥$48,605	≥8.0%	≥$60,757	10.0%
Advantage Bank [(1)]	$55,513	9.14%	≥$48,577	≥8.0%	≥$60,721	10.0%
Tier I capital to risk-weighted assets:						
Camco Financial Corporation	$50,292	8.28%	≥$24,303	≥4.0%	≥$36,454	6.0%
Advantage Bank [(1)]	$47,837	7.88%	≥$24,289	≥4.0%	≥$36,432	6.0%
Tier I leverage to average assets:						
Camco Financial Corporation	$50,292	6.59%	≥$30,514	≥4.0%	≥$38,143	5.0%
Advantage Bank [(1)]	$47,837	6.29%	≥$30,445	≥4.0%	≥$38,056	5.0%

(1) Due to the 2012 Consent Order Advantage cannot be considered well capitalized until such order is lifted by the FDIC and the Ohio Division.

Federal law prohibits a financial institution from making a capital distribution to anyone or paying management fees to any person having control of the institution if, after such distribution or payment, the institution would be undercapitalized. Additionally, the payment of dividends by Advantage Bank to its parent and by Camco Financial Corporation to shareholders is subject to restriction by regulatory agencies. These restrictions normally limit dividends from the Bank to the sum of the Bank's current and prior two years' earnings, as defined by the agencies.

On March 4, 2009, Camco entered into a MOU with the FRB. The MOU prohibits Camco from engaging in certain activities while the MOU is in effect, including, without the prior written approval of the FRB, (1) the declaration or payment of dividends to stockholders or (2) the repurchase of Camco's stock.

On April 30, 2009, Camco was notified by the FRB that it had conducted a "surveillance review" as of December 31, 2008. Based on that review, the FRB notified Camco that it must (i) eliminate shareholder dividends and (ii) defer interest payments on its 30-year junior subordinated deferrable interest notes that were issued to its wholly-owned subsidiary, Camco Statutory Trust I, in its trust preferred financing that was completed in July 2007. These prohibitions were memorialized in a written agreement with the FRB on August 5, 2009. Camco and Camco Statutory Trust I are permitted to defer interest and dividend payments, respectively, for up to five consecutive years without resulting in a default. Camco may not resume these dividend or interest payments until it receives approval from the FRB.

NOTE–K - REGULATORY MATTERS AND REGULATORY CAPITAL (continued).

As a result of the surveillance review, Camco entered into a Written Agreement (the "Camco Agreement") with the FRB on August 5, 2009. The Camco Agreement memorializes the requirements imposed on April 30, 2009 and requires Camco to obtain FRB approval prior to: (i) declaring or paying any dividends; (ii) receiving dividends or any other form of payment representing a reduction in capital from Advantage; (iii) making any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities; (iv) incurring, increasing or guaranteeing any debt; or (v) repurchasing any Camco stock.

A material failure to comply with the provisions of any of the Corporation's agreements could result in additional enforcement actions by the FDIC, the Ohio Division or the Federal Reserve.

Advantage's Tier 1 capital does not meet the requirements set forth in the 2012 Consent Order. As a result, the Corporation will need to increase capital levels. The Corporation has engaged an investment banking firm and is in the process of developing a capital plan that may include balance sheet reduction, the sale of branches, issuing common stock, preferred stock, debt or some combination of those issuances, or other financing alternatives that will be treated as capital. Although, the Corporation anticipates raising additional capital, the Board of Directors has not yet determined the type, timing, amount, or terms of possible securities to be issued in the offering, and there are no assurances that an offering will be completed or that the Corporation will succeed in this endeavor. In addition, a transaction, which would likely involve equity financing would result in substantial dilution to current stockholders and could adversely affect the price of the Corporation's common stock.

The following tables present certain information regarding compliance by Camco and Advantage with applicable regulatory capital requirements at December 31, 2010:

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
			(Dollars in thousands)			
Total capital to risk-weighted assets:						
Camco Financial Corporation	$57,849	8.96%	≥$51,635	≥8.0%	≥$64,544	10.0%
Advantage Bank [1]	$54,593	8.48%	≥$51,525	≥8.0%	≥$64,406	10.0%
Tier I capital to risk-weighted assets:						
Camco Financial Corporation	$49,689	7.70%	≥$25,818	≥4.0%	≥$38,726	6.0%
Advantage Bank [1]	$46,433	7.21%	≥$25,762	≥4.0%	≥$38,643	6.0%
Tier I leverage to average assets:						
Camco Financial Corporation	$49,689	5.98%	≥$33,241	≥4.0%	≥$41,551	5.0%
Advantage Bank [1]	$46,433	5.61%	≥$33,103	≥4.0%	≥$41,378	5.0%

(1) Due to the 2009 Cease and Desist Order Advantage cannot be considered well capitalized until such order is lifted by the FDIC and the Ohio Division.

NOTE–L - FAIR VALUE

As a financial services Corporation, the carrying value of certain financial assets and liabilities is impacted by the application of fair value measurements, either directly or indirectly. In certain cases, an asset or liability is measured and reported at fair value on a recurring basis, such as available-for-sale investment securities. In other cases, management must rely on estimates or judgments to determine if an asset or liability not measured at fair value warrants an impairment write-down or whether a valuation reserve should be established. Given the inherent volatility, the use of fair value measurements may have a significant impact on the carrying value of assets or liabilities, or result in material changes to the financial statements, from period to period.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents: The carrying amount reported in the consolidated statements of financial condition for cash and cash equivalents is deemed to approximate fair value.

Investment Securities: Fair values for investment securities are generally based on quoted market prices and dealer quotes. Additional detail as to the determination of fair value of investment securities is provided below.

Loans Held for Sale: Fair value for loans held for sale is the contracted sales price of loans committed for delivery, which is determined on the date of sale commitment.

Loans Receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential real estate, multi-family residential real estate, installment and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank Stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Accrued Interest Receivable and Payable: The carrying value for accrued interest approximates fair value.

Deposits: The fair values of deposits with no stated maturity, such as money market demand deposits, savings and NOW accounts have been analyzed by management and assigned estimated maturities and cash flows which are then discounted to derive a value. The fair value of fixed-rate certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Repurchase Agreements: The fair value of repurchase agreements is based on the discounted value of contractual cash flows using rates currently offered for similar maturities.

Subordinated Debentures: The fair value of subordinated debentures is based on the discounted value of contractual cash flows using rates currently offered for smaller maturities.

Advances by Borrowers for Taxes and Insurance: The carrying amount of advances by borrowers for taxes and insurance is deemed to approximate fair value.

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–L - FAIR VALUE (continued).

Commitments to Extend Credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 2011 and 2010, the fair value of loan commitments was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows:

	December 31,			
	2011		2010	
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 38,374	$ 38,374	$ 29,114	$ 29,114
Investment securities available for sale	17,845	17,845	30,768	30,768
Investment securities held to maturity	3,083	3,135	3,948	3,993
Loans held for sale	8,090	8,250	2,208	2,254
Loans receivable	639,177	639,477	667,840	643,646
Federal Home Loan Bank stock	9,888	9,888	29,888	29,888
Accrued interest receivable	2,945	2,945	3,521	3,521
Financial liabilities				
Deposits	$629,259	$623,145	$651,816	$642,893
Advances from the Federal Home Loan Bank	63,604	67,951	92,934	97,711
Repurchase agreements	11,681	11,681	6,530	6,530
Subordinated debentures	5,000	4,928	5,000	4,839
Advances by borrowers for taxes and insurance	2,100	2,100	2,413	2,413
Accrued interest payable	1,693	1,693	1,646	1,646

Listed below are three levels of inputs that Camco uses to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Level 1 inputs for assets or liabilities that are not actively traded. Also consists of an observable market price for a similar asset or liability. This includes the use of "matrix pricing" used to value debt securities absent the exclusive use of quoted prices.

Level 3: Consists of unobservable inputs that are used to measure fair value when observable market inputs are not available. This could include the use of internally developed models, financial forecasting, etc.

Fair value measurements of U.S. Government agencies and mortgage backed securities use pricing models that vary and may consider various assumptions, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Fair value of debt securities such as obligations of state and political may be determined by matrix pricing. Matrix pricing is a mathematical technique that is used to value debt securities without relying exclusively on quoted prices for specific securities, but rather by relying on the securities relationship to other benchmark quoted prices.

Fair value is defined as the price that would be received to sell an asset or transfer a liability between market participants at the balance sheet date. When possible, the Corporation looks to active and observable

NOTE–L - FAIR VALUE (continued).

markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Corporation looks to observable market data for similar assets and liabilities. However, certain assets and liabilities are not traded in observable markets and Camco must use other valuation methods to develop a fair value. The fair value of impaired loans is based on the fair value of the underlying collateral, which is estimated through third party appraisals or internal estimates of collateral values.

Corporate equity securities classified as available-for sale was $98,000 and listed as level 2 at December 31, 2010. A transfer of $52,000 from level 2 to level 3 is shown below in relation to absence of an active market for such securities. All other corporate equity securities were sold in 2011 for liquidity purposes.

The following table presents financial assets and liabilities measured on a recurring basis for balances at December 31, 2011 and 2010:

	Balance at	Fair Value Measurements at Reporting Date Using		
(in thousands)	December 31,	Level 1	Level 2	Level 3
2011				
Securities available for sale				
U.S. government sponsored enterprises	$16,292	$—	$16,292	$—
Corporate equity securities	52	—	—	52
Mortgage-backed securities	1,501	—	1,501	—
2010				
Securities available for sale				
U.S. government sponsored enterprises	$ 2,065	$—	$ 2,065	$—
Corporate equity securities	98	—	98	—
Mortgage-backed securities	28,605	—	28,605	—

The following table presents financial assets and liabilities measured on a non-recurring basis:

	Balance at,	Fair Value Measurements at Reporting Date Using		
(in thousands)	December 31,	Level 1	Level 2	Level 3
2011				
Impaired loans	$22,956	—	—	$22,956
Real estate acquired through foreclosure	10,888	—	—	10,888
2010				
Impaired loans	$23,773	—	—	$23,773
Real estate acquired through foreclosure	10,096	—	—	10,096

Impaired loans are measured and reported at fair value when management believes collection of contractual interest and principal payments is doubtful. Management's determination of the fair value for these loans represents the estimated net proceeds to be received from the sale of the collateral based on observable market prices and market value provided by independent, licensed or certified appraisers.

Fair value for real estate acquired through foreclosure is generally determined by obtaining recent appraisals on the properties. Other types of valuing include broker price opinions and valuations pertaining to the current and anticipated deterioration in the regional economy and real estate market, as evidenced by, among other things, a net out migration of the local population, unemployment rates, increasing vacancy rates, borrower delinquencies, declining property values and rental prices, differences between foreclosure

NOTE–L - FAIR VALUE (continued).

appraisals and real estate owned sales prices, and an increase in concessions and other forms of discounting or other items approved by our asset classification committee. The fair value under such appraisals is determined by using one of the following valuation techniques: income, cost or comparable sales. The fair value is then reduced by management's estimate for the direct costs expected to be incurred in order to sell the property. Holding costs or maintenance expenses are recorded as period costs when incurred and are not included in the fair value estimate.

NOTE–M - BENEFIT PLANS

The Corporation has a non-contributory retirement plan which provides benefits to certain key officers. The Corporation's future obligations under the plan have been provided for via the purchase of single premium key man life insurance of which the Corporation is the beneficiary. The Corporation recorded expense related to the plan totaling approximately $138,000, $172,000 and $62,000 during the years ended December 31, 2011, 2010 and 2009, respectively.

The Corporation also has a 401(k) Salary Savings Plan covering substantially all employees. Contributions by the employees are voluntary and are subject to matching contributions by the employer under a fixed percentage, which may be increased at the discretion of the Board of Directors. Total expense under this plan was $286,000, $304,000 and $267,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Stock Option Plans

The Corporation follows a fair-value based method for valuing stock-based compensation that measures compensation cost at the grant date based on the fair value of the award.

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model. The following table details the fair value and assumptions used to value stock options as of the grant date that were granted in 2011, 2010 and 2009:

	2011	2010	2009
Fair value, calculated	$ 1.49	$ 1.65	$ 1.43
Exercise Price	$ 2.14	$ 2.51	$ 2.46
Risk-free interest rate	3.58%	3.61%	2.66%
Expected stock price volatility	57.30%	51.62%	61.00%
Expected dividend yield	—	—	1.63%
Expected Life	10 years	10 years	10 years

The following information applies to options outstanding at December 31, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$1.90 - $2.51	472,328	8.3	$ 2.38	206,319	$ 2.44
$8.92	19,260	6.0	8.92	15,394	8.92
$11.36 - $14.16	45,879	4.3	13.70	45,879	13.70
$16.13 - $17.17	49,875	2.3	16.44	49,875	16.44
	587,342	7.4	$ 4.68	317,467	$ 6.58

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–M - BENEFIT PLANS (continued).

Stock Option Plans (continued)

A summary of unvested options as of, and changes during the year ended, December 31, 2011, were as follows:

	Number
Unvested options:	
Beginning of period	206,605
Granted	161,538
Forfeited	(7,133)
Vested during the period	(91,135)
Unvested options at December 31	269,875

The total intrinsic value of options exercised during the years ended December 31, 2011, 2010, and 2009, was $0 as no options were exercised in the respective years.

As of December 31, 2011, there was $300,000 of total unrecognized compensation cost related to non-vested stock options. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 3.0 years.

A summary of the status of the Corporation's stock option plans as of December 31, 2011, and changes during the year then ended is presented below:

	Shares	**Weighted average exercise price**
Outstanding at beginning of year	463,642	$ 5.84
Granted	161,538	2.14
Exercised	—	—
Forfeited	(29,338)	7.03
Expired	(8,500)	11.93
Outstanding at end of year	587,342	$ 4.68
Options exercisable at year-end	317,467	$ 6.58
Weighted-average fair value of options granted during the year		$ 1.49

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–N - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of the Corporation as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years ended December 31, 2011, 2010 and 2009:

CAMCO FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31,
(In thousands)

	2011	2010
ASSETS		
Cash in Advantage	$ 946	$ 3,882
Interest-bearing deposits in other financial institutions	—	262
Investment securities designated as available for sale	52	98
Investment in Advantage	48,186	47,886
Investment in Camco Title	—	1,095
Office premises and equipment—net	1	1,048
Cash surrender value of life insurance	1,669	1,285
Other assets	72	694
Total assets	**$51,826**	**$56,250**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and other accrued liabilities	$ 1,221	$ 1,301
Borrowings	5,000	5,000
Payable to Advantage	—	3,846
Total liabilities	6,221	10,147
Stockholders' equity	45,605	46,103
Total liabilities and stockholders' equity	**$51,826**	**$56,250**

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–N - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION (continued).

CAMCO FINANCIAL CORPORATION
STATEMENTS OF OPERATIONS
Year ended December 31,
(In thousands)

	2011	2010	2009
Income			
Interest and other income	$ 87	$ 57	$ 61
Equity in undistributed earnings (loss) of Advantage	1,346	(12,963)	(10,555)
Excess distribution from Camco Title	26	237	225
Total earnings (loss)	1,459	(12,669)	(10,269)
Interest expense	343	343	343
General, administrative and other expense	897	907	1,073
Earnings (loss) before federal income tax credits	219	(13,919)	(11,685)
Federal income tax expense (credits)	5	640	(468)
Net earnings (loss)	**$ 214**	**$(14,559)**	**$(11,217)**

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–N - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION

(continued).

CAMCO FINANCIAL CORPORATION
STATEMENTS OF CASH FLOWS
Year ended December 31,
(In thousands)

	2011	2010	2009
Cash flows from operating activities:			
Net earnings (loss) for the year	$ 214	$(14,559)	$(11,217)
Adjustments to reconcile net earnings (loss) to net cash flows provided by operating activities:			
Equity in undistributed (earnings) loss of Advantage	(1,346)	12,963	10,555
Equity in undistributed earnings of Camco Title	—	(237)	(225)
Depreciation and amortization	61	98	14
Gain on sale of assets	(10)	—	—
Loss on sale of investments	9	—	—
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	53	30	1
Accounts payable and other liabilities	352	211	283
Liquidation of Camco Title	567	—	—
Accrued federal income taxes	(4,278)	4,482	(128)
Deferred federal income taxes	—	3	(2)
Net cash provided by (used in) operating activities	(4,378)	2,991	(719)
Cash flows from investing activities:			
Net increase in cash surrender value of life insurance	(55)	(38)	(38)
Proceeds from sale of office premises	997	—	—
Additions to office premises and equipment	(2)	—	—
Proceeds from sale of investments	41		
Proceeds from redemption of life insurance	199	—	—
(Increase) decrease in interest-bearing deposits in other financial institutions	262	133	(182)
Net cash provided by (used in) investing activities	1,442	95	(220)
Cash flows from financing activities:			
Dividends paid	—	—	(143)
Net cash used in financing activities	—	—	(143)
Net increase (decrease) in cash and cash equivalents	(2,936)	3,086	(1,082)
Cash at beginning of year	3,882	796	1,878
Cash at end of year	**$ 946**	**$ 3,882**	**$ 796**

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following tables summarize the Corporation's quarterly results for the years ended December 31, 2011 and 2010.

	Three Months Ended			
	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share data)			
2011:				
Total interest income	$8,669	$8,886	$ 9,080	$9,602
Total interest expense	2,318	2,420	2,644	2,992
Net interest income	6,351	6,466	6,436	6,610
Provision for losses on loans	(759)	228	1,797	1,013
Other income	1,255	1,185	1,028	3,030
General, administrative and other expenses	7,501	7,255	7,141	7,427
Earnings (loss) before income taxes (credits)	864	168	(1,474)	1,200
Federal income taxes (credits) (1)	2	5	(11)	548
Net earnings (loss)	**$ 862**	**$ 163**	**$(1,463)**	**$ 652**
Earnings (loss) per share:				
Basic	**$ 0.12**	**$ 0.02**	**$ (0.20)**	**$ 0.09**
Diluted	**$ 0.12**	**$ 0.02**	**$ (0.20)**	**$ 0.09**

(1) The first quarter federal income tax is related to the sale of securities.

	Three Months Ended			
	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share data)			
2010:				
Total interest income	$10,222	$ 10,292	$10,109	$10,198
Total interest expense	3,214	3,542	3,736	3,942
Net interest income	7,008	6,750	6,373	6,256
Provision for losses on loans (2)	936	11,407	5,212	905
Other income	2,602	1,442	1,602	1,718
General, administrative and other expenses	7,604	7,811	6,975	6,942
Earnings (loss) before income taxes (credits)	1,070	(11,026)	(4,212)	127
Federal income taxes (credits) (1)	61	572	(113)	(2)
Net earnings (loss)	**$ 1,009**	**$(11,598)**	**$ (4,099)**	**$ 129**
Earnings (loss) per share:				
Basic	**$ 0.14**	**$ (1.61)**	**$ (0.57)**	**$ 0.02**
Diluted	**$ 0.14**	**$ (1.61)**	**$ (0.57)**	**$ 0.02**

(1) The change in 3rd quarter federal income taxes is related to 100% deferred tax valuation.

(2) The second and third quarter results were affected by sizeable loan charge offs that were taken and the subsequent need to replenish the allowance for loan and lease losses through a provision of $5.2 million and $11.4 million respectively. The Credit Administration unit received information related to several larger commercial credits that resulted in partial and full write downs based on impairment and collateral dependency that was not received during the first quarter of 2010.



Camco Financial Corporation

814 Wheeling Avenue · Cambridge, Ohio 43725